e-New Media Company Limited



02042121

24th June 2002

SEC FILE NO. 82-5101

VIA DHL

The Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.
Mail Stop 3-9,
Washington, D.C. 20549,
U.S.A.



SEC MAIL PROCESSING RECEIVED JUN 24 2002 WASH. D.C. 164 SECTION

PROCESSED JUL 01 2002 THOMSON FINANCIAL

SUPPL

Re: e-New Media Company Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding resignation of director, dated 31st December 2001, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Times, both on 2nd January 2002;

2. The Company's 2001 annual report;

3. The Company's results announcement for the year ended 31st December 2001, dated 15th April 2002, published (in English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on 16th April 2002;

4. The Company's announcement regarding notice of annual general meeting to be held on 14th June 2002, dated 15th April 2002, published (in English language) in Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on 16th April 2002;

.../to be cont'd.

dlw 6/26

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600
Fax +852 2827 1491
URL www.enewmedia.com

	二零零一年 千元	二零零零年 千元
其他集團開支	(3,016)	(12,134)
重估土地及樓宇虧絀	(16,058)	(52,961)
重估投資物業虧絀	(400)	(1,000)
經營虧損	(187,810)	(190,604)
融資成本	(5,486)	(11,408)
應佔聯營公司溢利減虧損	405	(452)
應佔共同控制公司虧損	(6,427)	(11,541)
商譽減值虧損	–	(473,061)
稅項	1,622	236
少數股東權益	–	9,209
股東應佔虧損	(197,696)	(677,621)

	集團營業額	
	二零零一年 千元	二零零零年 千元
經營地區		
香港特別行政區	70,679	95,541
中華人民共和國	2,583	2,704
日本	139,371	292,081
其他亞太地區	29,783	20,833
歐洲	104,229	227,515
北美洲	64,698	204,934
其他	8,107	33,661
	419,450	878,169

2. **其他收益／其他虧損淨額**

	二零零一年 千元	二零零零年 千元
其他收益		
顧問服務費用	10,000	–
其他	709	945
	10,709	945
其他虧損淨額		
證券投資之已變現及未變現虧損淨額	174,797	108,177
上年度出售一間附屬公司所得之額外代價	–	(7,765)
出售固定資產之虧損淨額	2,409	1,989
其他	(52)	–
	177,154	102,401

3. **除稅前虧損**

除稅前虧損乃扣除／(計入)：

		二零零一年 千元	二零零零年 千元
(a)	融資成本：		
	銀行貸款及透支之利息	2,826	6,033
	銀團信貸費用	191	2,025
	可換股債券之利息	2,469	3,350
		5,486	11,408
(b)	其他項目：		
	已售存貨成本	3,757	4,622
	折舊	13,961	28,150
	特許權攤銷	–	7,615
	利息收入	(35,877)	(57,061)
	股息收入	(6,656)	(8,658)

4. **稅項**

	二零零一年 千元	二零零零年 千元
年內之香港利得稅撥備	–	342
過往年度之超額撥備	(373)	(2,121)
	(373)	(1,779)
海外稅項	215	412
過往年度之(超額)／不足撥備	(244)	105
遞延稅項	(1,220)	1,026
	(1,622)	(236)

由於本集團於二零零一年並無賺取應課香港利得稅之溢利，因此於年內並無作出香港利得稅之撥備。二零零零年香港利得稅之撥備乃按截至二零零零年十二月三十一日止年度之估計應課稅溢利之16%計算。海外稅項乃按於有關國家適用之現行稅率計算。

5. **每股虧損**

(a) 每股基本虧損

每股基本虧損乃根據年內股東應佔虧損197,696,000元(二零零零年(重列)：虧損677,621,000元)及已發行普通股之加權平均數1,650,658,000股(二零零零年：1,489,514,000股)計算。

(b) 每股攤薄虧損

由於悉數行使尚未行使之購股權及轉換可換股債券將會對每股虧損造成反攤薄效應，故此截至二零零一年及二零零零年十二月三十一日止年度之每股攤薄虧損與每股基本虧損相同。

6. **商譽減值虧損**

按會計實務準則第31號「資產減值」規定，集團已評估商譽之可收回款額，並認為於二零零零年十二月三十一日錄得減值虧損473,061,000元。此虧損已根據會計實務準則第30號「企業合併」之過渡性條文，於截至二零零零年十二月三十一日止年度之綜合收益表中確認為開支，視為上年度之調整。因此，本集團於早前其截至二零零零年十二月三十一日止年度之虧損時增加473,061,000元。由於商譽已於過往年度之儲備內撇銷，因此本集團於二零零一年及二零零零年十二月三十一日之資產淨值並不受影響。

7. **儲備**

	股份溢價 千元	資本贖回儲備 千元	匯兌儲備 千元	商譽儲備 千元	累計虧損 千元	總額 千元
於二零零一年一月一日						
如上年度所呈報	1,189,721	478	1,029	(503,061)	(281,997)	406,170
上年度調整(附註6)	–	–	–	473,061	(473,061)	–
重列	1,189,721	478	1,029	(30,000)	(755,058)	406,170
匯兌差額	–	–	(239)	–	–	(239)
本年度虧損	–	–	–	–	(197,696)	(197,696)
於二零零一年十二月三十一日	1,189,721	478	790	(30,000)	(952,754)	208,235

於二零零一年十一月十二日簽署了一項承諾，以代價1,000,000美元購買ChinaPay.com Holdings Limited(「ChinaPay」)之666,667股可換優先股(B股)，佔該被投資公司之經擴大股本約7%。ChinaPay之成立目的是夥同其他策略性伙伴，於中國建立一個統一性之銀行支付系統。現時1,000,000美元之購買金額已存入一個託管賬戶內，待完成充分盡職調查及達致其他完成條件後，該款項將轉入ChinaPay之賬戶以完成是項交易。

本公司已收購Cardima, Inc.(「Cardima」)約9%股權。Cardima為一間位於加利福尼亞州弗里蒙特之公司，於美國納斯達克證券交易所上市。Cardima現正就治療心房纖維性顫動(心跳不規律)(估計全球有4,500,000名病患者)而開發新穎之微型導管。Cardima已根據美國食物及藥物管理局規例完成了第二期測試。現正進行第三期測試，結果令人鼓舞。Cardima正尋求於二零零二年底前獲得美國對該儀器之批核。

除此項於美國投資之外，管理層亦積極於大中華區物色機會，投資於醫療及保健行業上。管理層盼望於二零零二年，在這方面會有顯著進展。

本公司亦收購了Lesen Technologies Ltd.(「Lesen」)之10%股權。Lesen為一間英屬處女群島註冊公司，總辦事處設於澳門。Lesen從事防偽技術業務，並就源於日本開發之獨特先進防偽技術，取得於全亞洲主要城市(日本、台灣、泰國及越南除外)市場推廣及分銷之獨家權利。這門技術用途廣泛，可用於身份證、護照、信用卡、法定貨幣及商標等等。Lesen因相信中國對這門技術之需求龐大，故將初步專注於此市場。

年內，本集團承諾於北京慧点科技开发有限公司(「慧点」)之經擴大股本中投資20%。慧点為一間設於中國大陸之公司，從事軟件開發及解決方案項目，並主要集中於辦公室自動化。一班清華大學畢業生於一九九八年創辦慧点。清華大學亦為少數股東及提供技術支援。慧点於政府及國營公司皆擁有強大客戶基礎。慧点於一九九九年開始賺取盈利，自此以後亦有可觀收益及溢利增長。預期二零零二年亦將呈穩健表現，慧点將以於二零零三年／零四年在當地市場或海外市場進行上市集資為目標。

俱樂部業務

儘管香港經濟下調，加上會員及賓客降低消費水平，但香港願達鄉村俱樂部仍竭力保持競爭力，繼續提供優質服務，故業務穩步增長。

於二零零二年，面對香港經濟不斷衰退之前景，俱樂部將不時推出新市場推廣及宣傳項目，刺激會員於餐廳之消費意欲，並會推出與主要節日及慶典(如美食節、情人節及中秋節)有關之市場推廣項目。俱樂部管理層將藉著上述及其他推廣活動，與會員建立更密切聯繫，鼓勵他們參與更多俱樂部舉辦之各項目，以繼續增加會員人數。俱樂部亦已改善水電，通風系統及保安系統等方面之基建設備，使會員享受更舒適及安全之設施。

上海願達鄉村俱樂部之經營業績，並未達到一九九九年開業時之預期，這主要由於俱樂部之地點及在啟用其各項設施上受到限制所致。俱樂部位於屬於輕工業及混合住宅區之普陀區，故在發展上受到限制。然而，該區現正朝著中產階級住宅區而發展，且政府很可能會作重大投資，以改善周圍環境及交通服務。區於可會成為一個大型娛樂及運動中心之前景以配合當地煥然一新之環境，預計俱樂部會有美好發展。然而，短期內，俱樂部在收益增長方面仍有困難，而由於只有部份設施開放而形勢更差。自二零零二年初以來，便採取各式各樣措施，以加強俱樂部之管理及改善營運。有關設施包括轉換主要僱員、推出嶄新推廣項目(包括招攬傳統客戶及個人會員)，部門合併，以達致削減成本、提高效率及向客戶提供更佳服務以滿足他們需求。俱樂部亦與運輸服務公司、旅遊代理及「專題公司」(如結婚服務公司)建立策略性市場推廣之夥伴關係。

證券

年內，本集團錄得股息收入6,656,000港元(二零零零年：8,658,000港元)，及證券投資之已變現及未變現虧損淨額174,797,000港元(二零零零年：108,177,000港元)。

流動資金及財務狀況

雖然經營環境不利，本集團仍保持穩定之財務狀況，持有657,272,000港元現金。於二零零一年十二月三十一日，本集團之總借貸為69,853,000港元(二零零零年：242,713,000港元)，其中須於一年內償還之借貸總額為63,303,000港元(二零零零年：242,713,000港元)。將本集團之借貸總額與股本總額比較後，其資產負債比率為6.8%(二零零零年：19.7%)。於二零零一年十二月三十一日之流動比率為5.7倍(二零零零年：3.2倍)。

於二零零一年十二月三十一日，本集團之借貸及銀行結餘，主要以港元及美元為單位，匯兌差額已於財政報告中作適當反映。所有剩餘之可換股債券，均於本下半年度贖回。本集團其他剩餘借貸，均為免息或按浮息率計算。

於呈報年度，本集團並無購買任何金融工具以作對沖用途。

已抵押存款

本公司將為數6,110,000美元(二零零零年：14,050,000美元)之定期存款及公司擔保抵押予銀行，作為11,600,000美元(二零零零年：22,050,000美元)短期貸款、銀行透支及銀團信貸融資之抵押。

僱員及酬金政策

於本報告日期，本集團僱用了共246名全職員工。本集團大部份員工乃駐守於香港辦事處。本集團之酬金政策乃按表現計算，並符合各地區之薪金趨勢。本集團為僱員提供福利，如員工保險計劃、公積金及退休金、酌情表現花紅、培訓資助，以及按表現之購股權計劃。

或然負債

於二零零一年十二月三十一日，本集團之或然負債涉及以下各項：

(a) 於二零零零年十一月，一家電訊網絡商就有關提供多項傳輸電訊訊息服務予一間附屬公司而向該附屬公司發出仲裁通知。於二零零一年十月三十一日，仲裁人(由American Arbitration Association委任)裁定該附屬公司敗訴，須向網絡商支付1,960,000美元，連同裁決前利息、仲裁人收費及開支、仲裁行政費及開支，以及有關之利息。該附屬公司並無資金可支付該筆款項，且現未確定該仲裁決定是否可強制執行。

本集團現正諮詢其法律顧問，並考慮各可行方法之利弊，包括對該裁決進行爭辯、與申索人磋商，及／或是否向該附屬公司提供資金以解除有關法律責任(在如須強制支付有關款項之情況下)。由於在現階段並未能可靠地決定本集團是否最終須支付任何有關之或然負債數額(如須支付)，故本集團並未於財政報告中就該筆款項提取任何撥備。

(b) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司索取損害賠償1,500,000美元(因該附屬公司對該內容供應商所提供之服務所採用結算率有變而產生)。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

管理層正研究該等指稱，並就該附屬公司之法律權利及責任尋求法律顧問。迄今，並未清楚列明該等索償之基準，且本集團並無獲悉有關索償之任何合法理據。因此，並無於財政報告內就該等索償提取任何撥備。

(c) 本集團與一名合營企業夥伴訂立之策略性夥伴協議之條款出現爭議。該合營企業夥伴指稱本公司未能履行其關於資金投入方面及向市場推廣其產品之責任。

儘管尚未開始任何正式法律程序，且並無有關可能承擔之款項資料，但本公司已取得法律意見，指對於該等指稱，其具有充份免責理據。因此，於財政報告內並未就該等指稱而提取任何撥備。

(d) 於截至二零零一年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授11,600,000美元之一般銀行信貸之部份抵押。

審核委員會

本集團之審核委員會，於一九九九年成立，繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。

遵守最佳應用守則

本公司於本年度內一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

於聯交所網頁披露資料

所有香港聯合交易所有限公司證券上市規則附錄16第45(1)條至45(3)條規定須予披露之資料，將於適當時候載於聯交所網頁內。

承董事會命
行政總裁
吳智明

香港，二零零二年四月十五日

股東週年大會通告

茲通告本公司於二零零二年六月十四日星期五上午十時正假座香港新界荃灣老圍願達路十號願達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

一、 省覽及考慮截至二零零一年十二月三十一日止年度之經審核財政報告、董事會報告及核數師報告。

二、 重選退任董事及授權董事會釐定其酬金。

三、 重新委任核數師及授權董事會釐定其酬金。

四、 作為特別事項，考慮及酌情以普通決議案形式通過下列決議案：

「動議：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權本公司董事於有關期間內作出或授予或須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股；或(ii)根據本公司之購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予的權力之日。

「供股」指在本公司董事所訂定之期間內，並按照其當時之持股比例，向載列於某一指定記錄日期之股東名冊內之股份持有人配售新股之建議(惟本公司董事有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

承董事會命
公司秘書
鄭佩敏

香港，二零零二年四月十五日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席，並於表決時代其投票。所有委任代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，最遲須於大會指定舉行時間四十八小時前送達本公司註冊辦事處香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，委任方為有效。

Hong Kong Economic Times
16 April 2002

enewmedia
安寧數碼科技有限公司
(於香港註冊成立之有限公司)

截至二零零一年十二月三十一日止年度之業績

安寧數碼科技有限公司(「本公司」)董事謹此公佈，本公司及其附屬公司(「本集團」)於截至二零零一年十二月三十一日止年度之經審核綜合業績。

綜合收益表

截至二零零一年十二月三十一日止年度
(以港元呈列)

	附註	二零零一年 千元	二零零零年 重列 千元
營業額	1	419,450	878,169
銷售成本		(291,552)	(649,721)
毛利		127,898	228,448
其他收益	2	10,709	945
其他虧損淨額	2	(177,154)	(102,401)
行政及銷售費用		(107,439)	(149,744)
其他經營費用		(41,824)	(167,852)
經營虧損		(187,810)	(190,604)
融資成本	3(a)	(5,486)	(11,408)
應佔聯營公司溢利減虧損		405	(452)
應佔共同控制公司虧損		(6,427)	(11,541)
商譽減值虧損	6	–	(473,061)
除稅前虧損	3	(199,318)	(687,066)
稅項	4	1,622	236
除稅後虧損		(197,696)	(686,830)
少數股東權益		–	9,209
股東應佔虧損		(197,696)	(677,621)
每股虧損	5		
－基本及攤薄		(12.0)仙	(45.5)仙

附註

1. **分類資料**

	集團營業額 二零零一年 千元	集團營業額 二零零零年 千元	溢利／(虧損) 二零零一年 千元	溢利／(虧損) 二零零零年 重列 千元
主要活動				
電訊及數據服務	349,980	784,174	(5,305)	42,564
經營俱樂部	26,937	27,585	(13,123)	(25,179)
投資控股及證券買賣	42,533	65,719	(137,974)	59,938
電子商貿技術	–	691	(11,934)	(201,832)
	419,450	878,169	(168,336)	(124,509)
其他集團開支			(3,016)	(12,134)
重估土地及樓宇虧絀			(16,058)	(52,961)
重估投資物業虧絀			(400)	(1,000)
經營虧損			(187,810)	(190,604)
融資成本			(5,486)	(11,408)
應佔聯營公司溢利減虧損			405	(452)
應佔共同控制公司虧損			(6,427)	(11,541)
商譽減值虧損			–	(473,061)
稅項			1,622	236
少數股東權益			–	9,209
股東應佔虧損			(197,696)	(677,621)

	集團營業額 二零零一年 千元	集團營業額 二零零零年 千元
經營地區		
香港特別行政區	70,679	95,541
中華人民共和國	2,583	2,704
日本	139,371	292,981
其他亞太地區	29,783	20,833
歐洲	104,229	227,515
北美洲	64,698	204,034
其他	8,107	33,661
	419,450	878,169

2. **其他收益／其他虧損淨額**

	二零零一年 千元	二零零零年 千元
其他收益		
顧問服務費用	10,000	–
其他	709	945
	10,709	945
其他虧損淨額		
證券投資之已變現及未變現虧損淨額	174,797	108,177
上年度出售一間附屬公司所得之額外代價	–	(7,765)
出售固定資產之虧損淨額	2,409	1,989
其他	(52)	–
	177,154	102,401

3. **除稅前虧損**

除稅前虧損乃扣除／(計入)：

	二零零一年 千元	二零零零年 千元
(a) 融資成本：		
銀行貸款及透支之利息	2,826	6,033
讓售信貸費用	191	2,025
可換股債券之利息	2,469	3,350
	5,486	11,408
(b) 其他項目：		
已售存貨成本	3,757	4,622
折舊	13,961	28,150
特許權攤銷	–	7,615

8. **比較數字**

因採納會計實務準則第31號「資產減值」及會計實務準則第30號「企業合併」之過渡性條文(載於附註6)，故若干比較數字已予重列。

有關於綜合收益表分析之其他經營費用及其他收益之比較數字已予重新分類，以符合本年度收入及開支項目之分類情況，並已加入其他虧損淨額之項目。

更改配售所得淨額之用途

根據二零零一年八月十四日舉行之本公司股東特別大會上通過之一項普通決議案，誠如於二零零零年一月四日之本公司公佈(「配售公佈」)內披露，以每股3.75港元之配售價配售本公司235,000,000股新股份之所得款項淨額之餘款，除之前在配售公佈內所述之用途外，亦可在董事認為合適之時間，用作本公司之一般營運資金以及投資於本公司現時所經營之業務或其他行業。

股息

董事並不建議派發截至二零零一年十二月三十一日止年度之任何股息(二零零零年：無)。

管理層討論及分析

業績

本年度，本集團錄得營業額419,450,000港元及除稅後虧損197,696,000港元。短期投資減值乃導致所呈報虧損之主要因素。加上話音信息服務市場經營環境欠佳，進一步削減了電訊業務之業績。

電訊(包括國際電訊增值服務(「IPRS」))

IPRS之經營環境出現了大幅度轉變，尤以下列兩方面為然：(1)主要國際電訊公司(「電訊公司」)按級聯制度付款之行為模式；(2)國際傳送線路收費之不斷削減。由發放及轉駁電訊公司之付款週期越來越長，加上本集團需為資訊供應商提供讓售信貸服務，故此對本集團造成額外負擔。多條主要國際線路已大幅削減收費，以及發放通訊之電訊公司時有作單方面按可追溯基準削減收費。然而，除卻已制定之削減收費方法外，Federal Communications Commission就國際收費制定了強制性政策指引，令來自美國傳送之IPRS業務(傳統上是按「級聯計算模式」進行)難以持行。無論在歐洲或亞洲(特別是發放自英國及日本之傳送)，國際訊息傳送收費之減費情況越來越普遍。

基於上述趨勢，不僅傳送量及有關之收益大幅減少，亦減慢了現金流量。管理層已於年內精簡業務，組織較小規模但高效率之隊伍，依循更可行之新方針經營業務。同時，管理層亦致力追討主要欠款。目前，電訊公司基於以上原因，加上受到二零零一年第四季Concert(之前由AT&T及British Telecom之國際業務合併所組成)公佈解散之沉重打擊下而積存該等欠款。儘管經過與有關主要電訊公司積極商討後已取得一定成果，惟管理層將繼續努力追討其他欠款。

本集團以本身品牌「SMSinasia」，已投資於Short Message Service(「SMS」)業務上，於香港及新加坡提供是項服務，透過「900」傳訊號碼(由電訊盈科及Singtel提供之接駁服務)及流動電話(由SUNDAY、數碼通、萬眾電話、CSL、Orange及新世界傳動網提供之接駁服務)，向客戶提供遊戲、圖案及短訊下載服務。本集團已與多間位於香港特區、中國、新加坡及澳洲內容供應商訂立協議。從多方面來看，此為本集團拓展其透過電話通話而與發放電訊公司分佔收益之傳統核心業務。

互聯網及數碼科技

如上年度(尤以下半年度)般，於二零零一年，全球科技投資及科技公司仍處於困境。因此，管理層於二零零一年初便一直作出審慎決策，以保障股東之資產及減少面對有可能持續之風險。因此，不再進一步投資於本集團之科技投資組合中之多間美國公司，並相應地取消從事相關科技業務。這項發展包括裁減部份員工及重新調配人力資源，以集中支援核心電訊業務(包括上述之SMS)，並減低對辦公室空間需求而於年中遷往較小之辦公室。

新投資

誠如上文所述，因面對不明朗之市場環境，管理層於年內尋求較保守之投資策略。然而亦特別關注可能會為本集團於香港特區及中國貿易之專業技術產生協同效益之投資機會：

於二零零一年十一月十二日簽署了一項承諾，以代價1,000,000美元購買ChinaPay.com Holdings Limited(「ChinaPay」)之666,667股可換優先股(B股)，佔該被投資公司之經擴大股本約7%。ChinaPay之成立目的是夥同其他策略性伙伴，於中國建立一個統一性之銀行支付系統。現時1,000,000美元之購買金額已存入一個託管賬戶內，待完成充分盡職調查及達致其他完成條件後，該款項將轉入ChinaPay之賬戶以完成是項交易。

本公司已收購Cardima, Inc.(「Cardima」)約9%股權。Cardima為一間位於加利福尼亞州弗里蒙特之公司，於美國納斯達克證券交易所上市。Cardima現正就治療心房纖維性顫動(心跳不規律)(估計全球有4,500,000名病患者)而開發新穎之微型導管。Cardima已根據美國食物及藥物管理局規例完成了第二期測試。現正進行第三期測試，結果令人鼓舞。Cardima正尋求於二零零二年底前獲得美國對該儀器之批核。

除此項於美國投資之外，管理層亦積極於大中華區物色機會，投資於醫療及保健行業上。管理層盼望於二零零二年，在這方面會有顯著進展。

本公司亦收購了Lesen Technologies Ltd.(「Lesen」)之10%股權。Lesen為一間英屬處女群島註冊公司，總辦事處設於澳門。Lesen從事防偽技術業務，並就源於日本開發之獨特先進防偽技術，取得於全亞洲主要城市(日本、台灣、泰國及越南除外)市場推廣及分銷之獨家權利。這門技術用途廣泛，可用於身份證、護照、信用卡、法定貨幣及商標等等。Lesen因相信中國對這門技術之需求龐大，故將初步專注於此市場。

年內，本集團承諾於北京慧点科技开发有限公司(「慧点」)之經擴大股本中投資20%。慧点為一間設於中國大陸之公司，從事軟件開發及解決方案項目，並主要集中於辦公室自動化。一班清華大學畢業生於一九九八年創辦慧点。清華大學亦為少數股東及提供技術支援。慧点於政府及國營公司皆擁有強大客戶基礎。慧点於一九九九年開始賺取盈利，自此以後亦有可觀收益及溢利增長。預期二零零二年亦將呈穩健表現，慧点將以於二零零三年／零四年在當地市場或海外市場進行上市集資為目標。

俱樂部業務

儘管香港經濟下調，加上會員及賓客降低消費水平，但香港顯達鄉村俱樂部仍竭力保持競爭力，繼續提供優質服務，故業務穩步增長。

於二零零二年，面對香港經濟不斷衰退之前景，俱樂部將不時推出新市場推廣及宣傳項目，刺激會員於餐廳之消費意欲，並會推出與主要節日及慶典(如美食節、情人節及中秋節)有關之市場推廣項目。俱樂部管理層將藉著上述及其他推廣活動，與會員建立更密切聯繫，鼓勵他們參與更多俱樂部舉辦之各項目，以繼續增加會員人數。俱樂部亦已改善水電，通風系統及保安系統等方面之基建設備，使會員享受更舒適及安全之設施。

上海顯達鄉村俱樂部之經營業績，並未達到一九九九年開業時之預期。這主要由於俱樂部之地點及在啟用其各項設施上受到限制所致。俱樂部位於屬於輕工業及混合住宅區之普陀區，故在發展上受到限制。然而，該區現正朝著中產階級住宅區而發展，且政府很可能會作重大投資，以改善周圍環境及交通服務。鑑於可會成為一個大型娛樂及運動中心之前景以配合當地煥然一新之環境，預計俱樂部會有美好發展。然而，短期內，俱樂部在收益增長方面仍有困難，而由於只有部份設施開放而形勢更差。自二零零二年初以來，便採取各式各樣措施，以加強俱樂部之管理及改善營運。有關設施包括轉換主要僱員、推出嶄新推廣項目(包括招攬傳統客戶及個人會員)，部門合併，以達致削減成本、提高效率及向客戶提供更佳服務以滿足他們需求。俱樂部亦與運輸服務公司、旅遊代理及「專題公司」(如結婚服務公司)建立策略性市場推廣之夥伴關係。

證券

年內，本集團錄得股息收入6,656,000港元(二零零零年：8,658,000港元)，及證券投資之已變現及未變現虧損淨額174,797,000港元(二零零零年：108,177,000港元)。

流動資金及財務狀況

雖然經營環境不利，本集團仍保持穩定之財務狀況，持有657,272,000港元現金。於二零零一年十二月三十一日，本集團之總借貸為69,853,000港元(二零零零年：242,713,000港元)，其中須於一年內償還之借貸總額為63,303,000港元(二零零零年：242,713,000港元)。將本集團之借貸總額與股本總額比較後，其資產負債比率為6.8%(二零零零年：19.7%)。於二零零一年十二月三十一日之流動比率為5.7倍(二零零零年：3.2倍)。

於二零零一年十二月三十一日，本集團之借貸及銀行結餘，主要以港元及美元為單位，匯兌差額已於財政報告中作適當反映。所有剩餘之可換股債券，均於本下半年度獲贖回。本集團其他剩餘借貸，均為免息或按浮息率計算。

於呈報年度，本集團並無購買任何金融工具以作對沖用途。

已抵押存款

本公司將為數6,110,000美元(二零零零年：14,050,000美元)之定期存款及公司擔保抵押予銀行，作為11,600,000港元(二零零零年：[illegible]港元)銀行貸款、銀行透支及擔保信貸融資之抵押。

The operating results for the Shanghai Hilltop Club have not been up to the expectations envisaged at its opening in 1999. This stems from two main reasons: the location of the Club and the restricted opening of its facilities. Located at Putuo, which used to be a light industrial and mixed residential district, imposed constraints on development. However, this district is currently under development towards becoming more of a middle class residential neighbourhood and is likely to see significant investment from government to improve the surrounding environment and transportation services. The prospect of becoming a major recreational and sports centre for the rejuvenated locality bodes well for the Club's future. However, in the short-term the Club will continue to face difficulties in improving revenue, exacerbated by being only partially open. Since the beginning of 2002, various measures have been taken to strengthen the management and improve the operations of the Club, including changes in key employees, launching new promotional programmes (including targeting convention customers, as well as individual members), and the merging of various departments to reduce cost, achieve higher efficiency and better serve customer needs. Strategic marketing partnerships with transport services, travel agencies, and "event companies" (e.g. wedding services company) have also been developed.

Securities

During the year, the Group recorded dividend income of HK$6,656,000 (2000:HK$8,658,000) and net realised and unrealised loss on investments in securities of HK$174,797,000 (2000: HK$108,177,000).

Liquidity and Financial Position

Irrespective of the adverse trading environment, the Group maintained a position of financial stability underpinned by a cash holding of HK$657,272,000. As at 31 December 2001, the Group's total borrowing stands at HK$69,853,000 (2000:HK$242,713,000) with HK$63,303,000 repayment falling due within one year. The Group's gearing ratio, resulting from a comparison of the Group's total borrowing with total equity, was 6.8% (2000:19.7%). The current ratio at 31 December 2001 was 5.7 times (2000:3.2 times).

As at 31 December 2001, the Group's borrowing and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the financial statements. All remaining convertible bonds were redeemed in the second half of the year and other remaining borrowings of the Group are either interest free or on a floating rate basis.

In the reporting year, the Group did not resort to acquiring any financial instruments for hedging purposes.

Pledged Deposits

Pledge of the Company's fixed deposits of US$6,110,000 (2000: US$14,050,000) and corporate guarantees were given to bankers to secure short term loans, bank overdrafts and factoring facilities to the extent of US$11,600,000 (2000: US$22,050,000).

Employee and Remuneration Policies

As of the date of this report, the Group employs a total of 246 full time staff with its main workforce station in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

Contingent liabilities

At 31 December 2001, there were contingent liabilities in respect of the following:

(a) In November 2000, a telecommunications carrier served a notice of arbitration on a subsidiary in respect of various services provided to the subsidiary in connection with the transit of telecommunications traffic. On 31 October 2001, the arbitrator (appointed by American Arbitration Association) ruled against the subsidiary and made an award of US$1,960,000 to the carrier, together with pre-award interest, arbitrator's fees and expenses, arbitration administrative fees and expenses, and interest thereon. The subsidiary does not have the funds available to pay the amounts awarded and there is uncertainty as to whether the award is enforceable against the subsidiary.

The Group is consulting its legal advisors and reviewing the merits of available options, including contesting the award, negotiating with the claimant, and/or whether to provide funding to the subsidiary to discharge any such liability in the event that it is enforceable. As it is not practicable at this stage to determine whether, and if so, the extent to which, any liability to the Group will ultimately become payable, no provision has been made in the financial statements in connection with the award.

(b) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management is studying the allegations raised and is seeking legal advice on the subsidiary's legal rights and liabilities. To date, the basis of the claims has not been clearly specified and the Group is not aware of any legitimate grounds for such claims. In the meantime, no provision has been made in the financial statements in connection with these claims.

(c) A dispute has arisen with regard to the terms of a strategic partner agreement between the Group and a joint venture partner. The joint venture partner alleges that the Company failed to fulfil its obligations in funding and in marketing the joint venture partner's products.

Although no formal legal proceedings have begun and there is no information regarding the amount of potential exposure, the Company has nevertheless obtained legal advice and has been advised that it has a good defence to the allegations. Therefore, no provision has been made in the financial statements in connection with these allegations.

(d) During the year ended 31 December 2001, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of US$11,600,000.

AUDIT COMMITTEE

The Group's Audit Committee, established in 1999, continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited will be published on the Stock Exchange's website in due course.

By order of the Board
James C. NG
Chief Executive Officer

Hong Kong, 15 April 2002

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong at 10:00 a.m. on Friday, 14 June 2002 for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. To consider as special business and if thought fit, pass with or without amendments, the following resolution as Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this Resolution, pursuant to section 57B of the Companies Ordinance the exercise by the Directors of the Company during the Relevant Period of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue or (ii) the exercise of options granted under the share option scheme of the Company, shall not in aggregate exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong).".

By order of the Board
CHENG Pui-man
Company Secretary

Hong Kong, 15 April 2002

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, in the event of a poll, vote in his stead. A proxy need not be a member of the Company.

2. A proxy shall be deemed to be validly appointed if a duly completed form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, must be deposited at the Registered Office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong NOT LESS THAN 48 hours before the time for holding the Meeting.

2/2

Hong Kong iMail
16 April 2002

enewmedia

e-New Media Company Limited

(incorporated in Hong Kong with limited liability)

Results Announcement for the Year Ended 31 December 2001

The Directors of e-New Media Company Limited (the "Company") announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001.

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001
(Expressed in Hong Kong dollars)

	Note	2001 $'000	2000 restated $'000
Turnover	1	419,450	878,169
Cost of sales		(291,552)	(649,721)
Gross profit		127,898	228,448
Other revenue	2	10,709	945
Other net loss	2	(177,154)	(102,401)
Administrative and selling expenses		(107,439)	(149,744)
Other operating expenses		(41,824)	(167,852)
Loss from operations		(187,810)	(190,604)
Finance costs	3(a)	(5,486)	(11,408)
Share of profits less losses of associates		405	(452)
Share of losses of jointly controlled entities		(6,427)	(11,541)
Impairment loss on goodwill	6	—	(473,061)
Loss before taxation	3	(199,318)	(687,066)
Taxation	4	1,622	236
Loss after taxation		(197,696)	(686,830)
Minority interests		—	9,209
Loss attributable to shareholders		(197,696)	(677,621)
Loss per share	5		
- Basic and diluted		(12.0) cents	(45.5) cents

Notes

1. **Segmental information**

	Group turnover 2001 $'000	Group turnover 2000 $'000	Profit/(Loss) 2001 $'000	Profit/(Loss) 2000 restated $'000
Principal activities				
Telecommunications and data bureau services	349,980	784,174	(5,305)	42,564
Recreational club operation	26,937	27,585	(13,123)	(25,179)
Investment holding and trading of securities	42,533	65,719	(137,974)	59,938
e-commerce enabling technologies	—	691	(11,934)	(201,832)
	419,450	878,169	(168,336)	(124,509)
Other group expenses			(3,016)	(12,134)
Deficit on revaluation of land and buildings			(16,058)	(52,961)
Deficit on revaluation of investment properties			(400)	(1,000)
Loss from operations			(187,810)	(190,604)
Finance costs			(5,486)	(11,408)
Share of profits less losses of				
associates			405	(452)
and jointly controlled entity			(6,427)	(11,541)
Impairment loss on goodwill			—	(473,061)
Taxation			1,622	236
Minority interests			—	9,209
Loss attributable to shareholders			(197,696)	(677,621)

	Group turnover 2001 $'000	Group turnover 2000 $'000
Geographical location of operations		
Hong Kong SAR	70,679	95,541
The People's Republic of China	2,583	2,704
Japan	139,371	292,981
Other Asia Pacific regions	29,783	20,833
Europe	104,229	227,515
North America	63,698	204,934
Others	8,107	33,661
	419,450	878,169

2. **Other revenue/other net loss**

	2001 $'000	2000 $'000
Other revenue		
Consulting services fees	10,000	—
Others	709	945
	10,709	945
Other net loss		
Net realised and unrealised loss on investments in securities	174,797	108,177
Additional consideration received from disposal of a subsidiary in prior year	—	(7,765)
Net loss on disposal of fixed assets	2,409	1,989
Others	(52)	—
	177,154	102,401

3. **Loss before taxation**

Loss before taxation is arrived at after charging/(crediting):

	2001 $'000	2000 $'000
(a) Finance costs:		
Interest on bank loans and overdrafts	2,826	6,033
Factoring fees	191	2,025
Interest on convertible bonds	2,469	3,350
	5,486	11,408
(b) Other items:		
Cost of inventories sold	3,757	4,622
Depreciation	13,961	28,150
Amortisation of licence rights	—	7,615
Interest income	(35,877)	(57,061)
Dividend income	(6,656)	(8,658)

4. **Taxation**

	2001 $'000	2000 $'000
Provision for Hong Kong Profits Tax for the year	—	342
Over-provision in respect of prior years	(373)	(2,121)
	(373)	(1,779)
Overseas taxation	215	412
(Over)/under-provision in respect of prior years	(244)	105
Deferred taxation	(1,220)	1,026
	(1,622)	(236)

No provision for Hong Kong Profits Tax has been made for the year as the Group did not earn profit subject to Hong Kong Profits Tax during 2001. The provision for Hong Kong Profits Tax for 2000 is calculated at 16% of the estimated assessable profits for the year ended 31 December 2000. Overseas taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

5. **Loss per share**

(a) ***Basic loss per share***

The calculation of basic loss per share is based on the loss attributable to shareholders of $197,696,000 (2000 (restated): loss of $677,621,000) and the weighted average of 1,650,658,000 ordinary shares (2000: 1,489,514,000 shares) in issue during the year.

(b) ***Diluted loss per share***

The diluted loss per share for the years ended 31 December 2001 and 2000 is the same as the basic loss per share as the exercise of outstanding share options and the conversion of the convertible bonds in full would have an anti-dilutive effect on the loss per share.

6. **Impairment loss on goodwill**

Following the requirements of Statement of Standard Accounting Practice 31 "Impairment of Assets", the directors have assessed the recoverable amount of the goodwill and consider that there was an impairment loss of $473,061,000 as at 31 December 2000, which has been recognised as an expense in the consolidated income statement for the year ended 31 December 2000 as a prior year adjustment, according to the transitional provisions under Statement of Standard Accounting Practice 30 "Business Combinations". Consequently the Group's loss for the year ended 31 December 2000 has been increased by $473,061,000. The Group's net assets at 31 December 2001 and 2000 are not affected as the goodwill has already been set-off against reserves in prior years.

7. **Reserves**

	Share premium $'000	Capital redemption reserve $'000	Exchange reserves $'000	Goodwill reserve $'000	Accumulated losses $'000	Total $'000
At 1 January 2001						
- as previously reported	1,189,721	478	1,029	(503,061)	(281,997)	406,170
- prior year adjustment *(note 6)*	—	—	—	473,061	(473,061)	—
- as restated	1,189,721	478	1,029	(30,000)	(755,058)	406,170
Exchange differences	—	—	(239)	—	—	(239)
Loss for the year	—	—	—	—	(197,696)	(197,696)
At 31 December 2001	1,189,721	478	790	(30,000)	(952,754)	208,235

8. **Comparative figures**

Certain comparative figures have been restated as a result of the adoption of Statement of Standard Accounting Practice 31 "Impairment of Assets" and the transitional provisions under Statement of Standard Accounting Practice 30 "Business Combinations" as discussed in note 6.

Comparative figures for the analysis of other operating expenses and other revenue, in the consolidated income statement have been reclassified to conform with the current year's classification of income and expense items, and an additional line item in respect of other net loss has been added.

CHANGE IN USE OF NET PROCEEDS OF PLACING

By an ordinary resolution passed at an extraordinary general meeting of the Company held on 14 August 2001, it was resolved that the balance of the net proceeds from the placing of 235,000,000 new shares of the Company at the placing price of HK$3.75 per share as disclosed in the Company's announcement dated 4 January 2000 (the "Placing Announcement"), in addition to the purposes previously stated in the Placing Announcement, be also used for the general working capital of the Company and for investments either in the industries in which the Company operates its existing businesses or in other industries as and when the directors consider appropriate.

DIVIDEND

The directors do not recommend the payment of any dividend for the year ended 31 December 2001 (2000: HK$Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Results

The Group recorded a turnover of HK$419,450,000 for the year and reported an after-tax loss of HK$197,696,000 with the diminution in value of short term investments being a dominant reason for the reported loss. The adverse trading environment in the audiotext market has led to a further deterioration in the results of the telecom business.

Telecommunications Including International Premium Rate Services ("IPRS")

The business environment for IPRS has changed significantly. In particular, this has been on two fronts: (1) the pattern of behaviour from the major international telecommunications companies ("telcos") in making payments under the cascade system (2) a continuous reduction in settlement rates for international traffic routes. The payment cycle from originating and transit telcos is getting longer and longer, which places an extra burden on the Group since it essentially provides a factoring service to the Information Providers who generate the traffic flow. The settlement rates for many major international routes have been dramatically cut and sometimes such reductions have been imposed unilaterally by the originating telcos and on a retrospective basis. However, regardless of the manner in which such reductions have been imposed, mandatory policy guidelines imposed by the Federal Communications Commission with respect to international settlement rates are such that the IPRS business, as it has traditionally been based upon the "cascade accounting model", is effectively no longer viable for USA originated traffic. Reductions in international settlement rates have also been increasingly prevalent in both Europe and Asia, and particularly for traffic originating from UK and Japan.

As a result of the above trends, not only has traffic volume as well as the revenue associated therewith been substantially reduced, but cash flow has also been slower. Management has streamlined operations during the year to provide a smaller but efficient team to carry the business in new and more viable directions. At the same time, Management has also put a great deal of effort into seeking to have major payments released to the Group, currently "stockpiled" by telcos both for the reasons given above and aggravated further by the announcement in the last quarter of 2001 of the dissolution of Concert (previously formed from the merger of AT&T's and British Telecom's international business). While a degree of success has been forthcoming by aggressively engaging the major telcos involved, Management will continue to exercise effort in this regard.

The Group has invested in the Short Message Service ("SMS") business under its own brand name "SMSinasia" which operates in Hong Kong and Singapore to offer SMS services to customers via "900" numbers (with connections provided by PCCW and Singtel) and mobile phones (with connections provided by SUNDAY, SmarTone, PEOPLES, CSL, Orange and New World Mobility) to access games, logo and message downloads. Agreements have been reached with several content providers (in Hong Kong SAR, China, Singapore and Australia). In many ways, this represents an extension of the Group's traditional core business, given that revenue is generated via telephone calls, with revenue sharing with the originating carriers.

Internet and Digital Technologies

Year 2001, as with (particularly the latter half of) the previous year, continued to be a very difficult year for technology investments and companies worldwide. Consequently, Management continued with the prudent decision initiated in 2001 to safeguard shareholders' assets and reduce exposure to possible continuing risks. As a result, options to further invest in several USA-based companies in the Group's portfolio of technology investments were not pursued and, with a matching decision to withdraw from indigenous operations in the technology field. This development included shedding of some staff and refocusing of others to support core telecommunications business (including SMS referenced above) as well as being able to reduce the requirement for such extensive office space, with the Group moving into new premises in mid-year.

New Investments

As referenced above, in the face of an uncertain market, Management pursued a very conservative investment strategy during the year. However, investment opportunities that could provide synergy with the Group's trading expertise in Hong Kong SAR and China were attributed special attention:

On 12 November 2001, for a consideration of US$1,000,000, a commitment was signed for the purchase of 666,667 Series B Convertible Preference Shares of ChinaPay.com Holding Limited ("ChinaPay") representing a holding of approximately 7% of the enlarged share capital of the investee company. ChinaPay was established with the aim of building a unified national bank payment system in cooperation with other strategic partners in the PRC. A sum equivalent to the purchase consideration has been deposited in an escrow account and eventual payment will be subject to satisfactory completion of the due diligence exercise and other closing conditions.

An approximately 9% shareholding was acquired in Cardima, Inc. ("Cardima"), a company based in Fremont, California and listed on the U.S. Nasdaq Stock Exchange. Cardima is developing an innovative microcatheter for the treatment of atrial fibrillation (irregular heartbeat), which afflicts an estimated 4.5 million population worldwide. Cardima has completed its Phase II trial under the U.S.A. Food and Drug Administration regulations. Phase III trial is currently underway and has shown promising results. Cardima is seeking to obtain U.S.A. approval for the device before the end of 2002.

Other than this investment in the U.S.A., Management is also proactively looking at investment opportunities in the medical and healthcare industries in the Greater China Region and Management is looking forward to significant progress in this area in 2002.

A 10% shareholding was also acquired in Lesen Technologies Ltd. ("Lesen"), a British Virgin Islands registered company with its operating headquarters based in Macau. Lesen is engaged in the anti-forgery technology business and has obtained the sole marketing and distribution rights for all the key Asian countries (with the exclusion of Japan, Taiwan, Thailand and Vietnam) to an unique and state-of-the-art anti-forgery technology, originally developed in Japan. The technology has wide applications and can be used in identity cards, passports, credit cards, legal tender, trademarks, etc. Lesen will initially focus on markets within China, where it believes strong demand exists for its technology.

During the year, the Group committed to invest in 20% of the enlarged share capital of Beijing Smartdot Technologies Ltd. ("Smartdot"), a company based in China. Smartdot is engaged in software development and solution projects, with its primary focus being in the area of Office Automation. Smartdot was founded in 1998 by a group of graduate students from Tsinghua University which is also a minority shareholder and provider of technology support, and has a strong client base in the government and state-owned corporate sector. Smartdot started to produce earnings in 1999 and has since enjoyed excellent revenue and profit growth. It is anticipated that in 2002 Smartdot will also show strong performance targeting an IPO either in its domestic market or overseas for 2003/04.

Club Operations

Despite the downturn of the Hong Kong economy and reduction in the level of spending by members and guests, the Hong Kong Hilltop Country Club has striven to stay competitive while continuing to provide quality services and as a result achieved stable growth in its business activities.

In the face of a continuing sluggish outlook for the Hong Kong economy in 2002, new marketing and promotion programmes to stimulate spending by members in the restaurants will be introduced from time to time together with event marketing programmes on major festivals and celebrations (such as food festival, Valentine's Day and Mid-Autumn Festival). With these and other promotional activities, the Club's management will seek to build a closer community with members to encourage more participation in Club events and to continue to build membership. Measures to improve the Club infrastructure in the areas of water, electrical, ventilation and safety systems have also been introduced to enhance the comfort and safety of its members.

SOUTH CHINA MORNING POST
2 JANUARY 2002

enewmedia

e-New Media Company Limited

(Incorporated in Hong Kong with limited liability)

Announcement

The Board of Directors (the "Board") of e-New Media Company Limited (the "Company") announces that Miss Ip Lai Ching Cecilia has resigned as an Executive Director of the Company with effect from 31st December 2001.

The Board would like to express its sincere and utmost gratitude to Miss Ip for her invaluable contributions to the Company during her tenure.

By Order of the Board
Cheng Pui Man
Company Secretary

Hong Kong, 31st December 2001

HONG KONG ECONOMIC TIMES
2 JANUARY 2002

enewmedia

安寧數碼科技有限公司

(於香港註冊成立之有限公司)

公佈

安寧數碼科技有限公司(「本公司」)董事會(「董事會」)宣佈，葉麗菁小姐辭任本公司執行董事，由二零零一年十二月三十一日生效。

董事會謹向葉小姐在任期間對本公司作出之寶貴貢獻致以真誠及衷心之謝意。

承董事會命
公司秘書
鄭佩敏

香港，二零零一年十二月三十一日

enewmedia

e-New Media Company Limited

5. The Company's circular regarding proposal for termination of the existing share option scheme and adoption of the new share option scheme dated 28th May 2002;

6. The Company's announcement regarding proposal for adjustment of nominal value of shares by way of reduction of capital, dated 27th May 2002, published (in English language) in the Hong Kong iMail and published (in Chinese language) in the Hong Kong Economic Times, both on 28th May 2002;

7. The Company's circular regarding proposal for adjustment of nominal value of shares by way of reduction of capital and general mandate to issue shares, dated 13th June 2002; and

8. The Company's announcement regarding the results of extraordinary general meeting relating to resolution on the termination of the existing share option scheme and the adoption of the new share option scheme, dated 14th June 2002, published (in English language) in the Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 17th June 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
e-NEW MEDIA COMPANY LIMITED

Yvonne Cheng
Company Secretary

Enclosures.

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600
Fax +852 2827 1491
URL www.enewmedia.com

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enewmedia

安寧數碼科技有限公司

（於香港註冊成立的有限公司）

建議終止現有購股權計劃及採納新購股權計劃

安寧數碼科技有限公司（「本公司」）將於二零零二年六月十四日星期五上午十時三十分（或於緊隨本公司同日同地點舉行之股東週年大會結束或休會後），假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東特別大會，大會通告載於本通函第13至14頁。

無論　閣下能否出席股東特別大會，務請盡快按隨附之代表委任表格印列之指示填妥，並送交回本公司之註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場1502室，惟在任何情況下，最遲須於股東特別大會舉行時間四十八小時前交回。

二零零二年五月二十八日

目　錄

釋　　義

於本通函內，除文義另有所指外，下列詞彙之釋義如下：

「股東週年大會」	指	本公司將於二零零二年六月十四日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行之股東週年大會；
「董事會」	指	本公司當時之董事會；
「營業日」	指	香港持牌銀行辦公及聯交所進行證券交易業務之日子（不包括週六或週日）；
「開始日」	指	就任何特定購股權而言，根據計劃授出購股權之日期；
「本公司」	指	安寧數碼科技有限公司；
「董事」	指	本公司當時之董事；
「股東特別大會」	指	本公司將於二零零二年六月十四日星期五上午十時三十分(或於緊隨本公司同日同地點舉行之股東週年大會結束或休會後)，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行之股東特別大會，大會通告隨附於本通函；
「股東特別大會通告」	指	本通函第13至14頁所載之股東特別大會通告；
「現有購股權計劃」	指	本公司於一九九七年十二月三十日舉行之股東大會上採納為本公司或其任何附屬公司之僱員(包括任何執行董事)而設之購股權計劃；
「承授人」	指	根據新購股權計劃之條款接納要約之任何參與者，或倘文義適用，指有權因原承授人身故而獲得購股權之一位或多位遺產代理人；
「本集團」	指	本公司及其不時之附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「港元」	指	香港法定貨幣港元；

「最後實際可行日期」	指	二零零二年五月二十三日，即本通函付印前為確定其所述若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「新購股權計劃」	指	將於股東特別大會上提呈待本公司採納之新購股權計劃，有關之主要條款及規則概要載於本通函之附錄；
「要約」	指	董事會授出購股權；
「要約日期」	指	向參與者提出要約之日期，必須為營業日；
「購股權」	指	根據新購股權計劃之條款認購股份之權利；
「購股權期間」	指	由董事會按其絕對酌情權釐定及知會各承授人可行使購股權之期間，惟該期間不得遲於開始日後十週年屆滿。董事會亦可於可行使購股權期間訂定行使購股權之限制；
「參與者」	指	本公司或其任何附屬公司之任何僱員（包括任何執行董事）；
「股份」	指	本公司股本中每股面值0.50港元之股份（或本公司股本不時因拆細、合併、重新分類或重組而產生之其他面值）；
「聯交所」	指	香港聯合交易所有限公司；
「認購價」	指	承授人可行使認購權認購股份之每股股份價格；及
「附屬公司」	指	本公司當時及不時之附屬公司（按香港公司條例（香港法例第32章）之定義）。

enewmedia

安 寧 數 碼 科 技 有 限 公 司

(於香港註冊成立的有限公司)

執行董事：

梁榮江 (主席)

吳智明 (行政總裁)

姜瑞良

梁煒才

獨立非執行董事：

趙承汾

劉偉檳

註冊辦事處：

香港

九龍尖沙咀東部

麼地道77號

華懋廣場1502室

敬啟者：

建 議 終 止 現 有 購 股 權 計 劃 及
採 納 新 購 股 權 計 劃

I. 緒言

本公司於一九九七年十二月三十日採納現有購股權計劃。該計劃將於二零零七年十二月二十九日屆滿。為符合上市規則有關購股權計劃之最新規定，並讓本公司可靈活地獎勵、酬謝、酬報、補償及／或給予福利予對本集團有貢獻之參與者，董事會建議於股東特別大會上終止現有購股權計劃，並批准及採納為參與者而設之新購股權計劃。

本通函旨在為 閣下提供關於終止現有購股權計劃及採納新購股權計劃之資料，並尋求 閣下於股東特別大會上批准關於此等事宜之普通決議案。

2. 終止現有購股權計劃及採納新購股權計劃

於股東特別大會上，將會提呈一項普通決議案，批准終止現有購股權計劃，並採納新購股權計劃。待本公司股東於股東特別大會上批准採納新購股權計劃後，現有購股權計劃於股東特別大會結束時終止，而新購股權計劃將於股東特別大會通過採納當日起生效，惟須待聯交所批准根據新購股權計劃授出之購股權而發行及配發之股份上市及買賣後，方可作實。新購股權計劃將在下文第3段之所有先決條件達成後隨即運作。

董事會根據現有購股權計劃向參與者授出之購股權，合共可認購123,089,000股股份，佔本公司於最後實際可行日期之已發行股本約7.46%。除上文所述外及截至最後實際可行日期，並無向參與者授出其他購股權。於最後實際可行日期，因行使現有購股權計劃授出之購股權已發行4,183,000股股份，現有購股權計劃內未行使之購股權涉及4,644,000股股份，而已告失效之購股權涉及114,262,000股股份。根據現有購股權計劃並沒有註銷購股權。董事會確認於股東特別大會舉行前，不會根據現有購股權計劃授出任何購股權。除現有購股權計劃外，於最後實際可行日期並無其他購股權計劃。

於終止現有購股權計劃後，不會再據此授出購股權。然而，就上段所述尚未行使之購股權而言，現有購股權計劃之條文仍然生效。上文所述根據現有購股權計劃尚未行使之購股權，仍受現有購股權計劃之條文以及已於二零零一年九月一日起生效之上市規則第17章之條文所規限，採納新購股權計劃將不會影響該等尚未行使購股權之條款。

於最後實際可行日期，本公司之已發行股本由1,650,658,676股股份所組成。假設由最後實際可行日期至採納新購股權計劃日期之期間已發行股本並無任何變動，於採納日期根據新購股權計劃或任何其他購股權計劃可予發行之股份數目將為165,065,867股股份。

3. 新購股權計劃之先決條件

新購股權計劃將待達成下列條件後即告生效：

(i)   本公司股東於股東特別大會上通過普通決議案，批准終止現有購股權計劃；

(ii)   本公司股東於股東特別大會上通過普通決議案，批准採納新購股權計劃；及

(iii)   聯交所上市委員會批准因行使根據新購股權計劃授出購股權而發行及配發之股份（不得超過採納新購股權計劃當日之本公司已發行股本10%）上市及買賣。

待符合上述條件後，董事會有權向參與者授出認購股份的購股權，惟該等股份與根據本公司任何其他購股權計劃授出之股份之累計數目，不得超過批准新購股權計劃當日已發行股份總數10%，惟本公司另行獲得股東批准更新該10%上限則除外。因行使根據新購股權計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權而可發行之股份總數，不得超過本公司不時已發行股本之15%。

本公司已向聯交所申請批准根據新購股權計劃授出購股權，及因行使根據新購股權計劃授出之購股權而發行及配發之股份（不得超過採納新購股權計劃當日之本公司已發行股本10%）上市及買賣。

新購股權計劃一經採納，該計劃條款及條件之任何重大修訂，均須經本公司股東批准，惟根據新購股權計劃之原有條款自動生效者則除外。

新購股權計劃之主要條款概要載於本通函附錄。

4. 股東特別大會

股東特別大會通告載於本通函第13至14頁，據此，股東特別大會上將提呈普通決議案，批准終止現有購股權計劃及採納新購股權計劃。

5. 須採取之行動

本通函隨附股東特別大會之代表委任表格。無論 閣下是否有意出席股東特別大會，務須按其印列之指示將代表委任表格填妥，並於股東特別大會指定舉行時間四十八小時前交回本公司之註冊辦事處。

6. 備查文件

由本通函刊發日期起至股東特別大會舉行日期（即二零零二年六月十四日並包括該日）期間之一般辦公時間內，新購股權計劃之副本，在本公司註冊辦事處可供查閱，並於二零零二年六月十四日舉行之股東特別大會上可供本公司股東查閱。

7. 推薦建議

董事相信，終止現有購股權計劃及採納新購股權計劃均符合本公司及其股東整體之最佳利益，因此，董事推薦本公司股東投票贊成一項將於股東特別大會上提呈之普通決議案。

此致

列位股東　台照

承董事會命

主席

梁榮江

謹啟

二零零二年五月二十八日

1. 責任聲明

本通函遵照上市規則之規定提供有關本集團之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任,並在作出一切合理查詢後確認,就彼等所知及所信,本通函並無遺漏任何其他事項,以致本通函所載內容產生誤導。

2. 新購股權計劃概要

以下為將在股東特別大會上採納之新購股權計劃規則之主要條款概要:

(a) 新購股權計劃旨在讓本公司可靈活地獎勵、酬謝、酬報、補償及／或給予福利予對本集團有貢獻之參與者。

(b) 新購股權計劃之參與者須為本公司或其附屬公司之任何僱員(包括任何執行董事)。

(c) 新購股權計劃須待(i)本公司股東於股東大會通過所需之決議案以終止現有購股權計劃;(ii)本公司股東於股東大會通過所需之決議案以採納新購股權計劃;及(iii)聯交所上市委員會批准因行使根據新購股權計劃授出之購股權而發行及配發之股份(不得超過採納新購股權計劃當日之本公司已發行股本10%)上市及買賣後,方可作實。

(d) 根據及受新購股權計劃之條款規限下,董事會可於採納新購股權計劃日期起計十年期間,邀請任何參與者接納購股權。承授人於簽署有關接納購股權之函件,並支付代價1港元後,有關之購股權即被視為已授出及獲接納。本公司股份之認購價乃按下文(e)分段所述之方式計算。

(e) 根據新購股權計劃認購本公司股份之認購價,將由董事會釐定,並須不低於下列三者中較高者:(i)於要約日期股份在聯交所每日報價表所報之收市價;(ii)緊接要約日期前五個營業日股份在聯交所每日報價表所報之平均收市價;或(iii)股份面值。

(f) (i) 在下文第(iv)段規限下，因行使根據新購股權計劃及任何其他購股權計劃授出之所有購股權而發行之股份總數，不得超過批准新購股權計劃當日已發行股份總數之10%，除非本公司已根據下文第(ii)段所述獲股東更新批准。根據新購股權計劃之條款已失效之購股權將不會計算在該10%上限內。

(ii) 在下文第(iv)段規限下，本公司可在股東大會上尋求股東批准，更新上文第(i)段所述之10%上限，而根據新購股權計劃及本公司任何其他購股權計劃可能授出之所有購股權而發行之股份總數，不超過批准更新該上限當日已發行股份總數10%。就計算該10%已更新上限而言，之前根據本公司任何購股權計劃授出之購股權（包括根據新購股權計劃尚未行使、已註銷、已失效或已行使之購股權），將不會計算在內。

(iii) 在下文第(iv)段之規限下，本公司可向指定參與者授出超逾10%上限之購股權，惟只可向本公司特別指定及經本公司股東大會上股東批准之指定參與者授出超逾上述上限之購股權。

(iv) 儘管有以上規定，因行使根據新購股權計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權而發行之股份總數，最多不得超過不時已發行股份總數15%。

(g) 在新購股權計劃之條文規限下，董事會可在提出要約時酌情施加彼等認為合適的任何條件、限制或規限。

(h) (i) 於任何十二月個月內，每名參與者根據新購股權計劃及任何其他購股權計劃行使所獲授之購股權（包括已行使、已註銷及尚未行使之購股權）而獲發行及將獲發行之股份總數，不得超過已發行股份總數之1%。

(ii) 凡向某名參與者進一步授出超過1%上限之購股權，均須得到股東於股東大會上另行批准，而該名參與者及其聯繫人（定義見上市規則）須就此放棄其投票權。向該參與者授出購股權之數目及條款，須於股東批准前釐定，而就計算認購價而言，就建議再授出購股權而舉行董事會會議之日期作為授出日期。

(i) 除上文(f)及(h)分段所述外，向身為本集團執行董事的參與者授出購股權，必須經本公司獨立非執行董事批准。

(j) 購股權由董事會授出後，可於購股權期間內，隨時按新購股權計劃之條款予以行使。購股權期限乃由董事會全權酌情釐定並通知每名承授人可行使購股權之期間，該期限不得遲於開始日後十週年屆滿。

(k) 除非董事會另有決定並於授出購股權時列明，否則並無規定購股權之最少持有期限，亦無訂立承授人於行使購股權前須達成任何工作表現目標。

(l) 購股權屬承授人個人所有，概不得轉讓，而承授人不得以任何方式出售、轉讓、抵押、按揭、質押或為任何第三者構成因有關購股權之所得任何利益。倘對上述者有任何違反，本公司有權取消任何授予該名承授人而尚未行使之購股權或其任何部分。

(m) 倘購股權承授人非因身故或下文第(o)段列明之一個或以上原因而遭終止其受聘或終止其董事職務而不再為參與者，則該名承授人可行使其於有關終止日期享有之購股權(以其於有關終止日期可予行使而尚未行使之購股權為限)直至有關終止日期止，並無論如何不得遲於該終止日期行使，而所指之有關終止日期須為該承授人於本集團之最後實際工作日，不論是否以代通知金提早終止受聘，或是擔任本集團董事之最後一日。

(n) 倘購股權承授人於悉數行使購股權前身故，且並非因下文第(o)段所列之任何原因而終止其受聘或終止其董事職務，則承授人之法定遺產代理人可由該承授人身故日期起十二個月內，或由董事會決定之較長期間行使承授人於身故當日有權行使之購股權(以其於身故當日可予行使但尚未行使之購股權為限)。

(o) 倘承授人因行為失當、破產、無力償還債務、與債權人達成一般償債安排和解協議，或被裁定觸犯涉及其誠信之刑事罪行而遭終止其受聘或終止其董事職務，已授出之購股權則由該名承授人終止為本集團之僱員或董事之日起失效(以其於終止日可予行使但尚未行使之購股權為限)。

(p) 倘本公司向各股東發出召開股東大會之通告，以考慮及酌情通過本公司自願清盤之決議案（如屬重組、合併或償債安排計劃者除外），則本公司須於發出股東大會通告當日或稍後，盡快向所有承授人發出有關通知。收到通知後，各承授人或其法定遺產代理人可於本公司建議舉行之股東大會日期前七個營業日，隨時向本公司發出書面通知，並附上該通知書所列股份數目之全數款項，行使所持之全部購股權或其任何部份，而本公司盡快且無論如何不得遲於上述建議舉行股東大會日期前一個營業日，向承授人配發已繳足之相關股份，否則尚未行使之購股權將按上文所述之可行使購股權期限屆滿時自動失效（以尚未行使者為限）。

(q) 因行使購股權而配發股份須受本公司不時生效之組織章程細則全部條文限制，並於各方面與配發日期已發行之繳足股份享有同等權益。因此持有人有權享有對有關股份於配發日期或之後派付或作出之任何股息或其他分派，惟於有關股份配發日期前已宣派、建議或決議派付或作出之任何股息或分派則除外。

(r) 倘本公司溢利或儲備資本化、供股、股本合併或拆細，或削減本公司之股本，則須就下列幾項作出相應調整（如有），該等調整須經本公司當時之核數師書面意見認為屬公平及合理：(i)尚未行使之購股權所涉及之股份數目；及／或(ii)認購價，惟倘作出該等相應調整後，會導致股份以低於面值發行，或會導致有關承授人就購股權於本公司已發行股本所佔之股權比例在作出調整前後有所不同，則無須作出該等調整。

(s) 新購股權計劃之有效期將由本公司股東大會採納當日起計為期十年。屆滿後，將不會據此授出任何購股權，惟新購股權計劃之條文在其他各方面仍然全面有效及生效。

(t) 本公司可於股東大會上通過決議案或董事會有權，隨時註銷任何已授出但尚未行使之購股權。倘本公司註銷購股權持有人之購股權，並擬向同一持有人授予新購股權，則只可在新購股權計劃仍有未授出購股權（不包括已註銷之購股權）可供授出之情況下進行。

(u) 本公司可在股東大會上通過決議案或董事會有權，隨時終止新購股權計劃，在此情況下將不再授出購股權，惟新購股權計劃之任何其他條文仍然全面有效及生效。

(v) 董事會可透過決議案修訂新購股權計劃之條文，惟不包括本通函對「承授人」、「購股權期限」及「參與者」所下之定義，及與上市規則第17.03條所載事項有關之任何規定均不得作出修訂，藉以擴大承授人或準承授人之利益，但獲本公司股東於股東大會上批准則除外。

(w) 對購股權計劃任何條款及條件作出修訂，尤其該修訂屬於重大修訂或對已授出之購股權之條款及條件作出修訂，均須經股東於股東大會上批准，惟根據購股權計劃現有條款自動生效之更改或修訂除外。

(x) 於發生任何可影響股價之事件後，或該可影響股價之事件將成為決定因素後，概不得授出購股權，直至該等敏感資料在報章上作出公佈為止。尤其是緊接以下兩項一個月前之期間：(i)為批准本公司中期或年度業績而舉行董事會會議日期；及(ii)本公司根據上市規則而訂立之上市協議規定，公佈中期或年度業績之最後期限，以上述兩項中較早發生者為先，至公佈業績為止之期間，概不得授出任何購股權。

3. 條款説明

新購股權計劃之條款，符合經修訂上市規則第17章規管上市公司購股權計劃條款之條文。此外，新購股權計劃將為本公司提供一個具靈活性之方法，籍以獎勵、酬謝、酬報、補償及／或給予福利予對本集團作出貢獻之參與者。因此，新購股權計劃倘獲採納，將對本公司之管理及營運整體而言有利。

4. 購股權之價值

基於多項對計算購股權價值起決定作用之因素在此刻無法確定，董事會認為在採納新購股權計劃前，假設根據新購股權計劃可予授出之所有購股權均於最後實際可行日期授出下，於本通函列明該等購股權之價值並不適宜。對確定購股權價值起決定作用之因素包括於行使購股權附有之認購權時之股份認購價；是否會根據新購股權計劃授出購股權及授出

之時機；可以行使認購權之期限，及董事會可能施加之其他條件；以及承授人會否行使其獲授之購股權。認購價取決於股份在聯交所之報價，而後者則會受到董事會何時根據新購股權計劃授出購股權影響，以一個十年期之計劃，董事會認為現時聲明是否會按新購股權計劃授出購股權，以至如授出時會授出多少數目均屬言之過早。由於股份價格在新購股權計劃之十年期限內會有波動，現難於準確確定股份之認購價。在此前提下，董事會認為購股權價值取決於多項因素，而這些因素於本通函刊發日難以確定。因此，董事會認為，現時在本通函內列明購股權之價值尚屬言之過早及並不適宜。

enewmedia

安寧數碼科技有限公司

(於香港註冊成立的有限公司)

茲通告安寧數碼科技有限公司(「本公司」)股東特別大會,謹訂於二零零二年六月十四日(星期五)上午十時三十分(或於緊隨本公司同日同地點舉行之股東週年大會結束或休會後)假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行,藉此考慮及酌情通過以下決議案(不論有否修訂)為本公司的普通決議案:

普 通 決 議 案

「**動議**:

(i) 終止本公司於一九九七年十二月三十日之股東大會上採納之現有為本公司或其任何附屬公司之任何僱員(包括任何執行董事)而設之購股權計劃,即時生效;及

(ii) 待香港聯合交易所有限公司(「聯交所」)上市委員會批准因行使根據新購股權計劃授出之購股權而發行及配發之本公司股份(不得超過採納新購股權計劃(如下文所界定)當日之本公司已發行股本10%)上市及買賣後,註有「A」字樣及載有該新購股權計劃規則之文件已送呈大會並由主席簽署,以資識別,批准及採納新購股權計劃,並授權本公司董事會作出使新購股權計劃全面生效所需或適宜之一切事宜或訂立所有交易、安排及協議,包括(但不限於)下列各項:

(a) 管理新購股權計劃,根據該計劃向合資格參與者授出可認購本公司股份之購股權;

(b) 不時修改及/或修訂新購股權計劃,惟有關修改及/或修訂須根據新購股權計劃關於修改及/或修訂之條文而生效;

(c) 在符合聯交所證券上市規則之情況下,不時發行及配發因行使根據新購股權計劃授出之購股權而須發行之本公司股份數目;

(d) 在適當時候向聯交所及本公司已發行股份於當時上市之任何其他證券交易所，申請批准其後不時因行使根據新購股權計劃授出之購股權而發行及配發之本公司股份上市及買賣；及

(e) 在認為合適及合宜之情況下，同意有關監管當局對新購股權計劃所規定或實施之該等條件、修改及／或更改。」

承董事會命

公司秘書

鄭佩敏

香港，二零零二年五月二十八日

附註：

1. 凡有權出席上述大會及於會上投票的本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件副本，最遲需於大會或其任何續會指定舉行時間四十八小時前送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場1502室，方為有效。

(d)   to make application at the appropriate time or times to the Stock Exchange and any other stock exchanges upon which the issued shares of the Company may for the time being be listed, for listing of, and permission to deal in, any shares in the Company which may hereafter from time to time be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme; and

(e)   to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme."

By Order of the Board
CHENG Pui-man
Company Secretary

Hong Kong, 28th May, 2002

Notes:

1.   A member of the Company entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and to vote instead of him. A proxy need not be a member of the Company.

2.   In order to be valid, the form of proxy together with any power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the registered office of the Company at Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

enewmedia

e-NEW MEDIA COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of e-New Media Company Limited ("the Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories Hong Kong, on Friday, 14th June, 2002 at 10:30 a.m. (or immediately after the Annual General Meeting of the Company to be convened on the same day and at the same place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution, with or without modification, as an Ordinary Resolution of the Company:

ORDINARY RESOLUTION

"THAT:

(i)   the existing share option scheme for any employees (including any executive directors) of the Company and its subsidiaries which was adopted by the Company at its general meeting on 30th December, 1997 be and is hereby terminated with immediate effect; and

(ii) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of, and permission to deal in, the shares (which will not exceed 10 per cent. of the issued share capital of the Company as at the date of the adoption of the New Share Option Scheme (as defined below)) in the Company to be issued and allotted pursuant to the exercise of any options granted under the new share option scheme of the Company (the "New Share Option Scheme"), the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof, the New Share Option Scheme be and is hereby approved and adopted and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

(a) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for shares in the Company;

(b) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment;

(c) to issue and allot from time to time such number of shares in the Company as may be required to be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme and subject to the Rules Governing the Listing of Securities on the Stock Exchange;

exercised by the Grantees. The Subscription Price payable for the Shares depends on the price of the Shares as quoted on the Stock Exchange, which in turn depends on when the Board is to grant Options under the New Share Option Scheme. With a scheme life of ten years, the Board is of the view that it is premature to state whether or not Options will be granted under the New Share Option Scheme, and if so, the number of Options that may be granted. It is also difficult to ascertain with accuracy the Subscription Price of the Shares given that the share price may fluctuate during the 10-year life span of the New Share Option Scheme. In the premises, the Board is of the view that the value of the Options depends on a number of variables which are difficult to be ascertained as at the date of this circular. Accordingly, the Board considers that it is premature and inappropriate to state the value of the Option for the time being in this circular.

(u) The Company by resolution in general meeting or the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect.

(v) The provisions of the New Share Option Scheme may be altered in any respect by resolution of the Board except that the definitions of "Grantee", "Option Period" and "Participants" as defined in this circular and any provisions relating to the matters contained in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the Grantees or prospective Grantees without the prior approval of the shareholders of the Company in general meeting.

(w) Any alteration to the terms and conditions of the Scheme, which are of a material nature or any change to the terms of Options granted, shall be approved by the shareholders of the Company in general meeting, except where the alterations take effect automatically under the existing terms of the Scheme.

(x) Any grant of Options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been published in the newspapers. In particular, during the period commencing one month immediately preceding the earlier of: (i) the date of the meeting of the Board for the approval of the Company's interim or annual results; and (ii) the deadline for the Company to publish its interim or annual results announcement under the listing agreement as set out in the Listing Rules, and ending on the date of the results announcement, no Option may be granted.

3. EXPLANATION OF THE TERMS

The terms of the New Share Option Scheme are in line with the provisions of the revised Chapter 17 of the Listing Rules, which govern the terms of the share option schemes of listed companies. Further, the New Share Option Scheme will provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants for their contribution to the Group. Therefore, the New Share Option Scheme, if adopted, will be in the interest of the Company as a whole in terms of management and operation.

4. VALUE OF THE OPTIONS

The Board considers that it is not appropriate to state in this circular the value of all the Options that can be granted under the New Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the adoption of the New Share Option Scheme given that the variables which are crucial for the calculation of the value of the Options cannot be determined at this juncture. The variables which are critical for the determination of the value of the Options include the Subscription Price for the Shares upon the exercise of the subscription rights attaching to the Options, whether or not Options will be granted under the New Share Option Scheme, and the timing of the grant of the Options, the period during which the subscription rights may be exercised, and any other conditions that the Board may impose on the Options and whether or not such Options, if granted, will be

(p)   In the event a notice is given by the Company to its shareholders to convene a shareholders' meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, other than for the purposes of a reconstruction, amalgamation or scheme of arrangement, the Company shall on the same date as or soon after it despatches such notice to convene the shareholders' meeting, give notice thereof to all Grantees and thereupon, each Grantee (or his or her personal representatives(s)) shall be entitled to exercise all or any of his or her Option at any time not later than 7 Business Days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a payment for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given, whereupon the Company shall as soon as possible and, in any event, no later than the Business Day immediately prior to the date of the proposed general meeting referred to above allot the relevant Shares to the Grantee credited as fully paid. Subject to the above, an Option will lapse automatically (to the extent not already exercised) upon the expiry of the period in which to exercise an Option referred to above.

(q)   The Shares to be allotted upon the exercise of an Option will be subject to all the provisions of the memorandum and articles of association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment of the relevant Shares other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be before the date of allotment of the relevant Shares.

(r)   In the event of a capitalisation of profits or reserves, rights issue, consolidation or subdivision of the shares of the Company or reduction of the share capital of the Company, such corresponding adjustment (if any) certified in writing by the auditors for the time being of the Company to be in their opinion as fair and reasonable will be made to (i) the number of Shares subject to the Option so far as unexercised; and/or (ii) the subscription price, provided that no such adjustment shall be made so that a Share would be issued at less than its nominal value or which would give a Grantee a different proportion of the issued share capital of the Company as that to which he or she was previously entitled.

(s)   The New Share Option Scheme will remain in force for a period of 10 years commencing on the date on which it is adopted by resolution of the Company in general meeting, after which period no further Options will be issued but in all other respects the provisions of the New Share Option Scheme shall remain in full force and effect.

(t)   The Company by resolution in general meeting or the Board may at any time cancel any Option granted but not exercised. Where the Company cancels Options and offer new Options to the same Option holder, the offer of such new Options may only be made under the New Share Option Scheme with available Options to the extent not yet granted (excluding the cancelled Options).

(i)   In addition to sub-paragraphs (f) and (h) above, any grant of Options to a Participant who is an executive director of the Group must be approved by the independent non-executive Directors.

(j)   An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during the Option Period after the Option has been granted by the Board. An Option Period is a period to be determined by the Board in its absolute discretion and notified by the Board to each Grantee as being the period during which an Option may be exercised, such period shall expire no later than 10th anniversary of the Commencement Date.

(k)   Unless otherwise determined by the Board and specified at the time of the grant of the Option, there is neither any minimum period for which an Option must be held nor any performance target needed to be achieved by the Grantee before an Option can be exercised.

(l)   An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, pledge, encumber or create any interest in favour of any third party over or in relation to any Option. Any breach of the foregoing shall entitle the Company to cancel any outstanding Option or part thereof granted to such Grantee.

(m)   If the Grantee of an Option ceases to be a Participant for any reason other than on his or her death or the termination of his or her employment or directorship on one or more of the grounds specified in paragraph (o) below, the Grantee may exercise the Option up to his or her entitlement at the date of cessation (to the extent he or she is entitled to exercise at the date of cessation but not already exercised) and in any event not later than the date of such cessation, which date shall be the last actual working day with the Group whether salary is paid in lieu of notice or not or the last date of appointment as Director of the Group, as the case may be.

(n)   If the Grantee of an Option dies before exercising the Option in full and none of the events which would be a ground for termination of his or her employment or directorship under paragraph (o) below arises, the personal representative(s) of the Grantee may exercise the Option up to the entitlement of such Grantee at the date of death (to the extent he or she is entitled to exercise at the date of cessation but not already exercised) within a period of 12 months following the date of the death of the Grantee, or such longer period as the Board may determine from the date of death.

(o)   An Option shall lapse automatically (to the extent he or she is entitled to exercise at the date of cessation but not already exercised) on the date on which the Grantee ceases to be an employee or a director of the Group by reason of the termination of his or her employment or directorship on the grounds that he or she has been guilty of misconduct, or has committed any act of bankruptcy, or has become insolvent, or has made any arrangements or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty.

(f) (i) Subject to (iv) below, the total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed 10 per cent. of the total number of Shares in issue as at the date of approval of the New Share Option Scheme unless the Company obtains a fresh approval from its shareholders pursuant to (ii) below. Options lapsed in accordance with the terms of the New Share Option Scheme will not be counted for such 10 per cent. limit.

(ii) Subject to (iv) below, the Company may seek approval of its shareholders in general meeting to refresh the 10 per cent. limit set out in (i) above such that the total number of Shares in respect of which Options may be granted under the New Share Option Scheme or any other share option schemes of the Company shall not exceed 10 per cent. of the total number of Shares in issue as at the date of approval to refresh such limit. Options previously granted under any share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with the New Share Option Scheme or exercised Options) will not be counted for the purpose of calculating such refreshed 10 per cent. limit.

(iii) Subject to (iv) below, the Company may grant Options to specified Participant(s) beyond the 10 per cent. limit if the Options in excess of the limit are granted only to specified Participant(s) identified by the Company and is specifically approved by the shareholders of the Company in general meeting.

(iv) Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company shall not exceed 15 per cent. of the total number of Shares in issue from time to time.

(g) Subject to the provisions of the New Share Option Scheme, the Board may at its discretion when making an Offer imposes any conditions, restrictions or limitations in relation thereto as it may think fit.

(h) (i) The maximum entitlement for any one Participant is that the total number of Shares issued and to be issued upon exercise of the Options granted to each Participant under the New Share Option Scheme and any other option schemes (including both exercised, cancelled and outstanding Options) in any 12-month period shall not exceed 1 per cent. of the total number of Shares in issue.

(ii) Any further grant of Options in excess of the 1 per cent. limit shall be subject to shareholders' approval in general meeting with such Participant and his or her associates (with the meaning as ascribed under the Listing Rules) abstaining from voting. The number and terms of the Options to be granted to such Participant shall be fixed before shareholders' approval and the date of the Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the subscription price.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. SUMMARY OF THE NEW SHARE OPTION SCHEME

The following is a summary of the principal terms of the rules of the New Share Option Scheme to be adopted at the EGM:

(a)   The purpose of the New Share Option Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants for their contribution to the Group.

(b)   The Participants of the New Share Option Scheme shall be any employees (including any executive directors) of the Company and its subsidiaries.

(c)   The New Share Option Scheme is conditional upon (i) the passing of the necessary resolution by the shareholders of the Company in general meeting to terminate the Existing Share Option Scheme; (ii) the passing of the necessary resolution by the shareholders of the Company in general meeting to adopt the New Share Option Scheme; and (iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares (which will not exceed 10 per cent. of the issued share capital of the Company as at the date of the adoption of the New Share Option Scheme) to be issued and alloted pursuant to the exercise of Options under the New Share Option Scheme.

(d)   On and subject to the terms of the New Share Option Scheme, the Board may at any time within 10 years after the date of adoption of the New Share Option Scheme invite any Participant to take up Options. An Option is deemed to have been granted and accepted by the Grantee upon his or her signing the duplicate letter comprising acceptance of the Option and paying HK$1 by way of consideration for the grant thereof. The subscription price for Shares in the Company is calculated in accordance with sub-paragraph (e) below.

(e)   The subscription price for Shares in the Company under the New Share Option Scheme will be determined by the Board and shall be at least the highest of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the Offer Date; (ii) a price being the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheets for the five Business Days immediately preceding Offer Date; and (iii) the nominal value of a Share.

5. ACTION TO BE TAKEN

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the EGM.

6. DOCUMENT AVAILABLE FOR INSPECTION

Copy of the New Share Option Scheme will be available for inspection at the registered office of the Company during normal business hours from the date of this circular up to and including the date of the EGM (i.e. 14th June, 2002, on which a copy of the New Share Option Scheme will be made available for inspection by the shareholders of the Company present at the EGM).

7. RECOMMENDATION

The Directors believe that the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme are in the best interests of the Company as well as its shareholders as a whole. Accordingly, the Directors recommend that shareholders of the Company should vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
By Order of the Board
Joseph LEUNG Wing-kong
Chairman

3. CONDITIONS PRECEDENT OF THE NEW SHARE OPTION SCHEME

The New Share Option Scheme will take effect upon satisfaction of the following conditions:

(i) the passing of an ordinary resolution approving the termination of the Existing Share Option Scheme by the shareholders of the Company in the EGM;

(ii) the passing of an ordinary resolution approving the adoption of the New Share Option Scheme by the shareholders of the Company in the EGM; and

(iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares (which will not exceed 10 per cent. of the issued share capital of the Company as at the date of the adoption of the New Share Option Scheme) to be issued and allotted pursuant to the exercise of the Options granted under the New Share Option Scheme.

Upon satisfaction of the above conditions, the Board will have the right to grant to the Participants Options to subscribe for Shares, which when aggregated with Shares to be granted under any other share option schemes of the Company, representing up to 10 per cent. of the total number of Shares in issue as at the date of approval of the New Share Option Scheme, unless the Company obtains a fresh approval from its shareholders to refresh the 10 per cent. limit. The maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company shall not exceed 15 per cent. of the issued share capital of the Company from time to time.

Application has been made to the Stock Exchange for the grant of Options thereunder and the listing of, and permission to deal in, the Shares (which will not exceed 10 per cent. of the issued share capital of the Company as at the date of the adoption of the New Share Option Scheme) to be issued and allotted pursuant to the exercise of the Options granted under the New Share Option Scheme.

Once the New Share Option Scheme is adopted, any alterations to the terms and conditions thereof, which are of a material nature, must be approved by the shareholders of the Company, except where the alterations take effect automatically pursuant to the terms originally provided in the New Share Option Scheme.

A summary of the principal terms of the New Share Option Scheme is set out in the Appendix hereto.

4. EXTRAORDINARY GENERAL MEETING

Set out on pages 13 to 14 of this circular is the EGM Notice pursuant to which an ordinary resolution will be proposed to approve the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme.

2. TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND ADOPTION OF THE NEW SHARE OPTION SCHEME

At the EGM, an ordinary resolution will be proposed to approve the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme. Subject to the approval of the shareholders of the Company of the adoption of the New Share Option Scheme at the EGM, the Existing Share Option Scheme be terminated with effect from the conclusion of the EGM and the New Share Option Scheme will take effect on the date of its adoption at the EGM, subject to the grant by the Stock Exchange of the listing of, and permission to deal in, the Shares to be issued and allotted under the options granted under the New Share Option Scheme. Operation of the New Share Option Scheme will commence after all conditions precedent as referred to in paragraph 3 below have been fulfilled.

The Board granted the options pursuant to the Existing Share Option Scheme to participants to subscribe for a total of 123,089,000 Shares representing approximately 7.46 per cent. of the issued share capital of the Company as at the Latest Practicable Date. Save as aforesaid and up to the Latest Practicable Date, no other options have been granted to any participant. As at the Latest Practicable Date, there were 4,183,000 Shares issued pursuant to the exercise of the options granted under the Existing Share Option Scheme. There were 4,644,000 Shares representing outstanding options and 114,262,000 Shares representing options lapsed under the Existing Share Option Scheme. There were no options cancelled under the Existing Share Option Scheme. The Board confirms that prior to the EGM, it will not grant any further option under the Existing Share Option Scheme. Besides the Existing Share Option Scheme, there is no other share option schemes as at the Latest Practicable Date.

Upon termination of the Existing Share Option Scheme, no further options may be offered thereunder. However, in respect of the outstanding options mentioned in the preceding paragraph, the provisions of the Existing Share Option Scheme shall remain in force. The abovementioned outstanding options granted under the Existing Share Option Scheme shall continue to be subject to the provisions of the Existing Share Option Scheme and the provisions of Chapter 17 of the Listing Rules which have taken effect since 1st September, 2001. The adoption of the New Share Option Scheme will not affect the terms in respect of such outstanding options.

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,650,658,676 Shares. Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares issuable pursuant to the New Share Option Scheme and any other option schemes on the date of its adoption will be 165,065,867 Shares.

enewmedia

e-NEW MEDIA COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Joseph LEUNG Wing-kong *(Chairman)*
James C. Ng *(Chief Executive Officer)*
Alec KEUNG Sui-leung
Derek LEUNG Wai-choi

Independent Non-executive Directors:
CHAO Cheng-fen
Raymond LAU Wai-pun

Registered office:
Suite 1502,
Chinachem Golden Plaza,
77 Mody Road,
Tsimshatsui East,
Kowloon, Hong Kong.

28th May, 2002

To the shareholders

Dear Sir or Madam,

PROPOSAL FOR
TERMINATION OF THE EXISTING SHARE OPTION SCHEME
AND ADOPTION OF THE NEW SHARE OPTION SCHEME

1. INTRODUCTION

The Existing Share Option Scheme was adopted by the Company on 30th December, 1997. It will expire on 29th December, 2007. To be in line with the updated requirements of the Listing Rules in relation to share option schemes and to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the Participants for their contribution to the Group, the Board proposes that the Existing Share Option Scheme be terminated and the New Share Option Scheme for the Participants be approved and adopted at the EGM.

The purpose of this circular is to provide you with information regarding the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme and to seek your approval of the ordinary resolution relating to this matter at the EGM.

"Latest Practicable Date"	23rd May, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Share Option Scheme"	the new share option scheme proposed to be adopted by the Company at the EGM, a summary of the principal terms of the rules of which is set out in the Appendix to this circular;
"Offer"	the offer of the grant of an Option made by the Board;
"Offer Date"	the date on which an Offer is made to a Participant, which date must be a Business Day;
"Option"	a right to subscribe for Shares pursuant to the terms of the New Share Option Scheme;
"Option Period"	a period to be determined by the Board at its absolute discretion and notified by the Board to each Grantee as being the period during which an Option may be exercised, save that such period shall not expire later than the 10th anniversary of the Commencement Date. The Board may also provide restrictions on the exercise of an Option during the period an Option may be exercised;
"Participant(s)"	any employee(s) (including any executive director(s)) of the Company or any Subsidiary;
"Share(s)"	share(s) of HK$0.50 each in the capital of the Company (or of such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Price"	the price per Share at which a Grantee may subscribe for Shares on the exercise of any Option; and
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong)) of the Company.

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"AGM"
the Annual General Meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 14th June, 2002 at 10:00 a.m.;

"Board"
the board of directors of the Company for the time being;

"Business Day"
a day (other than a Saturday or a Sunday) on which licensed banks are generally open for business in Hong Kong and the Stock Exchange is open for business of dealing in securities;

"Commencement Date"
in respect of any particular Option, the date on which the Option is granted in accordance with the Scheme;

"Company"
e-New Media Company Limited;

"Directors"
the directors of the Company for the time being;

"EGM"
the Extraordinary General Meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 14th June, 2002 at 10:30 a.m. (or immediately after the AGM to be convened on the same day and at the same place shall have been concluded or adjourned), the notice of which is enclosed with this circular;

"EGM Notice"
the notice convening the EGM as set out on pages 13 to 14 of this circular;

"Existing Share Option Scheme"
the share option scheme adopted by the Company at its general meeting on 30th December, 1997 for the employees (including any executive directors) of the Company or any Subsidiary;

"Grantee"
any Participant who accepts an offer in accordance with the terms of the New Share Option Scheme or (where the context so permits) the personal representative(s) entitled to any such Option in consequence of the death of the original Grantee;

"Group"
the Company and its Subsidiaries from time to time;

"Hong Kong"
the Hong Kong Special Administrative Region of the People's Republic of China;

"HK$"
Hong Kong dollars, the lawful currency of Hong Kong;

CONTENTS

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares of e-New Media Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

---

enewmedia

e-NEW MEDIA COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSAL FOR TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND ADOPTION OF THE NEW SHARE OPTION SCHEME

A notice convening an Extraordinary General Meeting of e-New Media Company Limited ("the Company") to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 14th June, 2002 at 10:30 a.m. (or immediately after the Annual General Meeting of the Company to be convened on the same day and at the same place shall have been concluded or adjourned) is set out on pages 13 to 14 of this circular.

Whether you are able to attend or not, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the registered office of the Company at Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time for holding the meeting.

28th May, 2002

Hong Kong iMail
28 May 2002

enewmedia

e-NEW MEDIA COMPANY LIMITED
安寧數碼科技有限公司

(incorporated in Hong Kong with limited liability)

PROPOSAL FOR ADJUSTMENT OF NOMINAL VALUE OF SHARES BY WAY OF REDUCTION OF CAPITAL

The Board proposes to have a Capital Reorganisation for the purpose of adjusting the nominal value of the Shares from HK$0.50 to HK$0.01 each by way of a reduction of capital. The credit arising from the reduction will be transferred to a special capital reserve account of the Company subject to such conditions as the Court may impose. As part of the Capital Reorganisation, the authorised capital of the Company will immediately be restored to the original amount of HK$1,000,000,000 by the creation of 98,000,000,000 New Shares with a nominal value of HK$0.01 each upon such reduction of capital becoming effective. The Capital Reorganisation is conditional on, among other things, the approval by the Shareholders and confirmation of the reduction of capital by the Court.

A circular containing details of the Capital Reorganisation and a notice convening an EGM to approve the Capital Reorganisation will be despatched to the Shareholders as soon as practicable.

Capital Reorganisation

The Board is putting forward the Capital Reorganisation to the Shareholders for the adjustment of the nominal value of the Shares by way of a reduction of capital. Upon the Capital Reorganisation becoming effective, the nominal value of each of the issued and unissued Shares will be reduced by HK$0.49 from HK$0.50 to HK$0.01, being the nominal value of each New Shares, and the authorised share capital of the Company will be restored to its original amount of HK$1,000,000,000.

As at the date of this announcement, the authorised share capital of the Company is HK$1,000,000,000 divided into 2,000,000,000 Shares, of which 1,650,658,676 Shares have been issued and are fully paid. The proposed reduction of capital, which will result in the reduction of the authorised share capital of the Company from HK$1,000,000,000 to HK$20,000,000, will be effected by cancelling paid up capital to the extent of HK$0.49 upon each of the 1,650,658,676 Shares in issue as at the date of this announcement and any further Shares which may be issued prior to the date on which the petition for the confirmation of the reduction is heard by the Court and by reducing the nominal amount of all the issued and unissued Shares from HK$0.50 to HK$0.01 each. On the assumption that no further Shares will be issued after this announcement, a credit of HK$808,822,751.24 will arise as a result of the reduction of capital involved in the Capital Reorganisation. The credit will be transferred to a special capital reserve account to be created by the Company, the application of which will be subject to the conditions as may be imposed by the Court.

As part of the Capital Reorganisation, conditional upon the reduction of capital becoming effective, the authorised share capital of the Company will immediately be restored from HK$20,000,000 divided into 2,000,000,000 New Shares to the original amount of HK$1,000,000,000 by the creation of an additional 98,000,000,000 New Shares.

Upon the increase of the capital of the Company becoming effective and on the basis of 1,650,658,676 Shares in issue at the date of this announcement, the authorised share capital of the Company will be HK$1,000,000,000 divided into 100,000,000,000 New Shares, of which 1,650,658,676 New Shares will be in issue and credited as fully paid.

The implementation of the Capital Reorganisation will not, of itself, alter the underlying assets or liabilities, business operations or management of the Company or the proportionate interests of the Shareholders in the Company and in the Group, except for the expenses incurred in relation to the Capital Reorganisation which are expected to be about HK$1 million. The Capital Reorganisation does not involve either the diminution of any liability in respect of the unpaid share capital of the Company or the return of any paid-up capital to the Shareholders. The Board believes that the Capital Reorganisation will not have any material adverse effect on the financial position of the Group save for the expenses involved in the Capital Reorganisation.

Reasons for the Capital Reorganisation

Since 5th July, 2001, the Shares have been traded at the Stock Exchange at prices below their nominal value of HK$0.50 each. The closing price of the Shares at the trading date immediately preceding the date of this announcement was HK$0.32 per Share. Under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, the Company may not issue Shares at a discount to the nominal value of the Shares unless, among other things, the issue is authorised by a resolution of the Shareholders and is sanctioned by the Court.

With a view to facilitating any issue of new shares in future when suitable circumstances arise, whether as consideration for

an office copy of the Court order and the minute containing the particulars required under Section 61 of the Companies Ordinances, Chapter 32 of the Laws of Hong Kong; and

3. the Stock Exchange granting the approval of the listing of, and permission to deal in, the New Shares in issue immediately following the Capital Reorganisation becoming effective.

The Capital Reorganisation will become effective upon the fulfilment of the above conditions. The effective date of the Capital Reorganisation cannot be ascertained at present as it depends on the availability of the date for the hearing of the petition for the confirmation of the reduction of capital by the Court. Further announcement(s) will be made by the Company informing the Shareholders of the effective date of the Capital Reorganisation and, if applicable, the progress and results of the Capital Reorganisation.

Arrangement for free exchange of certificates for New Shares

On the Capital Reorganisation becoming effective, the Shareholders may submit existing certificates for the Shares to the share registrar of the Company, Central Registration Hong Kong Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for exchange for certificates for the New Shares at the expense of the Company up to four weeks from the effective date of the Capital Reorganisation. All existing certificates for the Shares and the new certificates for the New Shares will be effective as documents of title for the New Shares and valid for trading, settlement and registration purposes.

In addition to the announcement of the effective date of the Capital Reorganisation, further announcement will be made by the Company of the arrangement for exchanging their existing share certificates.

The size of each board lot of the New Shares will remain the same as that of the Shares, namely 4,000 per board lot. There will not be any arrangement for parallel trading.

EGM

The EGM, at which a special resolution will be proposed to approve the Capital Reorganisation, will be convened as soon as practicable.

A circular containing further details of the Capital Reorganisation and a notice convening the EGM will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

"Board"	the board of directors of the Company;
"Capital Reorganisation"	a proposal by the Board for the adjustment of the nominal value of the Shares from HK$0.50 to HK$0.01 each by way of a reduction of capital and the restoration of the authorised share capital of the Company to HK$1,000,000,000;
"Court"	the High Court of Hong Kong;
"Company"	e-New Media Company Limited 安寧數碼科技有限公司, a company incorporated in Hong Kong with limited liability and whose Shares are listed on the Stock Exchange;
"EGM"	an extraordinary general meeting of the Company to be convened to approve the Capital Reorganisation;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;

Reasons for the Capital Reorganisation

Since 5th July, 2001, the Shares have been traded at the Stock Exchange at prices below their nominal value of HK$0.50 each. The closing price of the Shares at the trading date immediately preceding the date of this announcement was HK$0.32 per Share. Under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, the Company may not issue Shares at a discount to the nominal value of the Shares unless, among other things, the issue is authorised by a resolution of the Shareholders and is sanctioned by the Court.

With a view to facilitating any issue of new shares in future when suitable circumstances arise, whether as consideration for acquisitions or for capital raising or otherwise, and to avoid the cumbersome statutory procedure for issuing shares at a discount and the time involved, the Board proposes the Capital Reorganisation which it considers to be in the best interests of the Company and the Shareholders as a whole.

Conditions of the Capital Reorganisation

The Capital Reorganisation is subject to the following conditions being fulfilled:

1. the passing of a special resolution to approve the reduction of capital involved in the Capital Reorganisation and the consequent increase of the authorised share capital of the Company to its original amount of HK$1,000,000,000 at the EGM of the Company.
2. the confirmation of such reduction of capital by the Court and the registration by the Registrar of Companies in Hong Kong of

"Court"	the High Court of Hong Kong;
"Company"	e-New Media Company Limited 安寧數碼科技有限公司, a company incorporated in Hong Kong with limited liability and whose Shares are listed on the Stock Exchange;
"EGM"	an extraordinary general meeting of the Company to be convened to approve the Capital Reorganisation;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"New Share(s)"	ordinary share(s) of HK$0.01 each in the capital of the Company upon the Capital Reorganisation becoming effective;
"Share(s)"	ordinary share(s) of HK$0.50 each in the existing capital of the Company;
"Shareholders"	holder(s) of the Shares; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the Board
e-New Media Company Limited
James C. Ng
Chief Executive Officer

Hong Kong, 27th May, 2002

Hong Kong Economic Times
28 May 2002

enewmedia

e-NEW MEDIA COMPANY LIMITED
安寧數碼科技有限公司

(於香港註冊成立之有限公司)

削減股本以
調整股份面值之建議

董事會建議削減股本方式進行股本重組，以調整股份面值，將股份面值由每股0.50港元調整至0.01港元。因削減股本而產生之溢價將轉撥至本公司之特殊資本儲備賬目（惟須受法院施加之條件限制）。作為股本重組之一部份，本公司之法定股本將於削減股本生效後，透過增設98,000,000,000股每股面值0.01港元之新股份，使法定股本回復至原來之1,000,000,000港元。股本重組須待（其中包括）股東批准及法院確認削減股本方可作實。

一份載有股本重組詳情之通函及召開股東特別大會以批准股本重組之通告，將會盡快寄給股東。

股本重組

董事會向股東提出股本重組建議，以削減股本方式調整股份面值。待股本重組生效後，每股已發行及未發行股份之面值將削減0.49港元，即由每股0.50港元調整至0.01港元（即每股新股份之面值），而本公司之法定股本將回復至原來之1,000,000,000港元。

於本公佈刊發日期，本公司之法定股本為1,000,000,000港元，分為2,000,000,000股股份，其中1,650,658,676股股份為已發行及繳足。建議削減股本將會令本公司之法定股本由1,000,000,000港元削減至20,000,000港元，及將透過註銷股本之方式，使於本公佈刊發日期已發行之1,650,658,676股股份，及於法院聆訊確認削減股本之呈請日期前可能發行之任何其他股份，其繳足股本之每股面值0.49港元註銷，同時將所有已發行及未發行股份面值由0.50港元削減至0.01港元。假設於本公佈刊發日期後再無發行任何其他股份，則股本重組涉及之削減股本將有808,822,751.24港元之溢價。該溢價將轉撥至本公司設立之特殊資本儲備賬目，而有關溢價之用途須受法院施加之條件限制。

作為股本重組之一部份，待削減股本生效後，本公司將即時增設98,000,000,000股新股份，使法定股本由20,000,000港元（分為2,000,000,000股新股份）回復至原來之1,000,000,000港元。

於本公司增加法定股本生效後及根據於本公佈刊發日期已發行股份1,650,658,676股計算，本公司之法定股本將為1,000,000,000港元，分為100,000,000,000股新股份，其中1,650,658,676股新股份為已發行及入賬列為繳足。

除股本重組之有關開支（預期約為1,000,000港元）外，進行股本重組本身不會影響本公司之資質資產或負債、業務營運或管理，亦不會影響股東於本公司及於本集團之權益比例。股本重組不會涉及或減低本公司未繳股本之任何負債，亦不會導致向股東退回任何繳足股本。董事會相信，除股本重組涉及之開支外，股本重組對本集團之財務狀況不會有任何重大不利影響。

股本重組之原因

自二零零一年七月五日以來，股份在聯交所以低於每股面值0.50港元之價格買賣。於緊接本公佈刊發日期前一個營業日，股份之收市價為每股0.32港元。根據香港法例第32章公司條例，本公司須（其中包括）獲得

3. 聯交所批准緊隨股本重組生效後之已發行新股份上市及買賣。

股本重組將於上述條件達成後，方始生效。股本重組之生效日期目前尚未能確定，須視乎法院排期聆訊確認削減股本之呈請而定。本公司將另行發出公佈，知會股東有關股本重組之生效日期及（如適用）股本重組之進展及結果。

免費換領新股票之安排

在股本重組生效後，股東可由股本重組生效日期起計四個星期內，將股份之現有股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1717-1716室，以換領新股票，而有關開支由本公司支付。所有股份之現有股票及新股份之股票仍將為新股份所有權之有效憑證，可用作買賣、交收及登記之用。

除公佈股本重組之生效日期外，本公司將就換領現有股票之安排，另行發表公佈。

新股份與股份之每手買賣單位相同，即每手4,000股。本公司將不會安排同時買賣安排。

股東特別大會

本公司將在可行情況下盡快召開股東特別大會，會上將提呈一項特別決議案，以批准股本重組。

一份載有股本重組詳情之通函及召開股東特別大會之通告，將會盡快寄給股東。

釋義

「董事會」	指	本公司董事會；
「股本重組」	指	董事會建議以削減股本方式將股份面值由每股0.50港元調整至0.01港元，並將本公司之法定股本回復至1,000,000,000港元；
「法院」	指	香港高等法院；
「本公司」	指	e-New Media Company Limited 安寧數碼科技有限公司，於香港註冊成立之有限公司，其股份於聯交所上市；
「股東特別大會」	指	本公司將召開之股東特別大會，以批准股本重組；
「本集團」	指	本公司及其附屬公司；

股本重組之原因

自二零零一年七月五日以來，股份在聯交所以低於每股面值0.50港元之價格買賣。於緊接本公佈刊發日期前一個營業日，股份之收市價為每股0.32港元。根據香港法例第32章公司條例，本公司須(其中包括)獲得股東通過決議案授權及法院批准後，方可按低於面值之價格發行股份。

為使本公司日後在合適情況下能夠發行新股份(不論作為收購代價、籌集資金或作其他用途)，以及避免按折讓價發行股份所需之繁複法定程序及時間，故此董事會建議股本重組，並認為此舉符合本公司及各股東整體之最佳利益。

股本重組之條件

股本重組須待下列條件達成後，方可作實：

1. 本公司股東特別大會上通過特別決議案批准股本重組涉及之削減股本，以及其後將本公司法定股本增至原來之數額1,000,000,000港元；

2. 法院確認削減股本，並將法院之法令官式文本及載有香港法例第32章公司條例所規定詳情之會議記錄送呈香港公司註冊處登記；及

		註冊成立之有限公司，其股份於聯交所上市；
「股東特別大會」	指	本公司將召開之股東特別大會，以批准股本重組；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港」	指	中華人民共和國香港特別行政區；
「新股份」	指	本公司於股本重組生效後每股面值0.01港元之普通股；
「股份」	指	本公司現有股本中每股面值0.50港元之普通股；
「股東」	指	股份持有人；及
「聯交所」	指	香港聯合交易所有限公司。

承董事會命
安寧數碼科技有限公司
行政總裁
吳智明

香港，二零零二年五月二十七日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in e-New Media Company Limited, you should at once hand this circular, together with the accompanying form of proxy, to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

---

enewmedia

e-NEW MEDIA COMPANY LIMITED
安寧數碼科技有限公司

(incorporated in Hong Kong with limited liability)

PROPOSAL FOR ADJUSTMENT OF NOMINAL VALUE OF SHARES BY WAY OF REDUCTION OF CAPITAL AND GENERAL MANDATE TO ISSUE SHARES

A notice convening an Extraordinary General Meeting of the above-named Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Thursday, 11th July, 2002 at 10:00a.m. is set out on pages 9 to 11 of this circular. A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you intend to attend the Extraordinary General Meeting, you are requested to complete the enclosed form of proxy and return it in accordance with the instructions printed thereon as soon as possible to the Company's registered office at Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong and, in any event, not less than 48 hours before the time appointed for the holding of the Extraordinary General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting or any adjourned meeting if you so desire.

13th June, 2002

CONTENTS

DEFINITIONS

In this circular, the following expressions have the meanings respectively set opposite them unless the context requires otherwise:

"Announcement"

the announcement of the Company dated 27th May, 2002 in respect of the Capital Reorganisation

"Board"

the board of directors of the Company

"Capital Reorganisation"

a proposal by the Company for the adjustment of the nominal value of the Shares from HK$0.50 to HK$0.01 by way of a reduction of capital and the subsequent restoration of the authorised share capital of the Company to HK$1,000,000,000, details of which are set out in the section headed "Capital Reorganisation" on page 4 of this circular

"CCASS"

the Central Clearing and Settlement System established and operated by HKSCC

"Company"

e-New Media Company Limited 安寧數碼科技有限公司, a company incorporated in Hong Kong with limited liability and whose Shares are listed on the Stock Exchange

"Court"

the High Court of Hong Kong

"EGM"

the extraordinary general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong, on Thursday, 11th July, 2002 at 10:00 a.m. to approve the Capital Reorganisation and the general mandate to issue the New Shares, notice of which is set out on pages 9 to 11 of this circular, and any adjournment thereof

"Group"

the Company and its subsidiaries

"HK$"

Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"

the Hong Kong Special Administrative Region of the People's Republic of China

"HKSCC"

Hong Kong Securities Clearing Company Limited

"Latest Practicable Date"

10th June, 2002, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

"New Share(s)"

ordinary share(s) of HK$0.01 each in the capital of the Company which will be created upon the Capital Reorganisation becoming effective

— 1 —

"Share(s)"	ordinary share(s) of HK$0.50 each in the existing capital of the Company
"Shareholder(s)"	holder(s) of the Shares or, upon the Capital Reorganisation becoming effective, the New Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

enewmedia
e-NEW MEDIA COMPANY LIMITED
安 寧 數 碼 科 技 有 限 公 司
(incorporated in Hong Kong with limited liability)

Executive Directors:	*Registered Office:*
Joseph LEUNG Wing-kong *(Chairman)*	Suite 1502,
James C. NG *(Chief Executive Officer)*	Chinachem Golden Plaza,
Alec KEUNG Sui-leung	77 Mody Road,
Derek LEUNG Wai-choi	Tsimshatsui East,
	Kowloon, Hong Kong

Independent Non-executive Directors:
CHAO Cheng-fen
Raymond LAU Wai-pun

13th June, 2002

To the Shareholders

Dear Sir or Madam,

Proposal for adjustment of nominal value of shares
by way of reduction of capital
and
General mandate to issue shares

INTRODUCTION

By the Announcement of 27th May, 2002, the Board informed the public of its intention to put forward to the Shareholders the Capital Reorganisation, which involves the reduction of the nominal value of the Shares from HK$0.50 to HK$0.01 each by way of a reduction of capital and an immediate restoration of the authorised share capital of the Company to its original amount of HK$1,000,000,000. The proposed reduction of capital will result in the reduction of the authorised share capital of the Company from HK$1,000,000,000 to HK$20,000,000. The credit arising from the reduction will be transferred to a special capital reserve account of the Company, the application of which will be subject to such conditions as the Court may impose. Conditional upon the reduction of the capital of the Company becoming effective, the authorised capital of the Company will immediately be increased to its original amount of HK$1,000,000,000 by the creation of 98,000,000,000 New Shares with a nominal value of HK$0.01 each. The Capital Reorganisation is conditional on, among other things, the approval by the Shareholders and the confirmation of the reduction of the capital of the Company by the Court.

As stated in the Announcement, this circular is being issued to the Shareholders in order to provide them with further information in respect of the Capital Reorganisation and to convene the EGM for the purpose of considering and, if thought fit, approving the Capital Reorganisation by a special resolution and approving the general mandate to issue the New Shares by an ordinary resolution.

— 3 —

CAPITAL REORGANISATION

The authorised share capital of the Company is HK$1,000,000,000 divided into 2,000,000,000 Shares, of which 1,650,658,676 Shares had been issued and were fully paid as at the Latest Practicable Date. The proposed reduction of capital, which will result in the reduction of the authorised share capital of the Company from HK$1,000,000,000 to HK$20,000,000, will be effected by cancelling paid up capital to the extent of HK$0.49 upon each of the 1,650,658,676 Shares in issue as at the Latest Practicable Date and any further Shares which may be issued prior to the date on which the petition for the confirmation of the reduction is heard by the Court, and by reducing the nominal amount of all the Shares from HK$0.50 to HK$0.01 each. On the assumption that no further Shares will have been issued after the Latest Practicable Date, a credit of approximately HK$808,822,751 will arise as a result of the reduction of the capital involved in the Capital Reorganisation. The credit will be transferred to a special capital reserve account to be created by the Company, the application of which will be subject to the conditions as may be imposed by the Court.

As a further part of the Capital Reorganisation, conditional upon the reduction of capital becoming effective, the authorised share capital of the Company will immediately be restored from HK$20,000,000 divided into 2,000,000,000 New Shares to the original amount of HK$1,000,000,000 by the creation of an additional 98,000,000,000 New Shares.

Upon the restoration of the authorised share capital of the Company becoming effective and on the basis of 1,650,658,676 Shares in issue at the Latest Practicable Date, the authorised share capital of the Company will be HK$1,000,000,000 divided into 100,000,000,000 New Shares, of which 1,650,658,676 New Shares will be in issue and credited as fully paid.

REASONS FOR THE CAPITAL REORGANISATION

Since 5th July, 2001, the Shares have been trading on the Stock Exchange at prices below their nominal value of HK$0.50. The closing price of the Shares on the trading day immediately preceding the date of the Announcement was HK$0.32 per Share. The closing price of the Shares on 10th June, 2002, being the Latest Practicable Date, was HK$0.305 per Share. Under the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, the Company is prohibited from issuing the Shares at a discount to their nominal value unless, among other things, the issue is authorised by a resolution of the Shareholders and is sanctioned by the Court.

With a view to facilitating any issue of New Shares in future when suitable circumstances arise, whether as consideration for acquisitions or for capital raising or otherwise, and to avoid the cumbersome statutory procedure for issuing shares at a discount and the time involved, the Board proposes the Capital Reorganisation, which the Board considers to be in the best interests of the Company and the Shareholders as a whole.

EFFECT OF THE CAPITAL REORGANISATION

The implementation of the Capital Reorganisation will not, of itself, alter the underlying assets or liabilities, business operations or management of the Company or the proportionate interests of the Shareholders in the Company and the Group, except for the expenses incurred in relation to the Capital

Reorganisation which is expected to be about HK$1 million. The Capital Reorganisation does not involve either the diminution of any liability of the unpaid share capital of the Company or the return of any paid-up capital to the Shareholders. The Board believes that the implementation of the Capital Reorganisation will not have any material adverse effect on the financial position of the Company or the Group except for the expenses incurred in the Capital Reorganisation.

On the basis of the information available on the Latest Practicable Date, the effect of the Capital Reorganisation on the authorised share capital of the Company and on the components of its Shareholders' funds is set out below:

	Unaudited balance before the Capital Reorganisation (based on the unaudited management accounts of the Company) as at 30th April, 2002 (HK$'000)	Unaudited balance upon the Capital Reorganisation becoming effective (HK$'000)
Authorised share capital:		
2,000,000,000 Shares	1,000,000	
100,000,000,000 New Shares upon the Capital Reorganisation becoming effective		1,000,000
Shareholders' funds:		
Issued share capital		
1,650,658,676 Shares	825,329	
1,650,658,676 New Shares upon the Capital Reorganisation taking effect		16,506
Share premium	1,189,721	1,189,721
Capital redemption reserve	478	478
Special capital reserve		808,823
Accumulated losses of the Company as at 31st December, 2001 (audited)	(952,164)	(952,164)
Loss of the Company for the four months ended 30th April, 2002 (unaudited)	(19,137)	(19,137)
	1,044,227	1,044,227

CONDITIONS OF THE CAPITAL REORGANISATION

The Capital Reorganisation is subject to the fulfilment of the following conditions:

1. the passing of a special resolution to approve the reduction of capital involved in the Capital Reorganisation and the consequent increase of the authorised share capital of the Company to its original amount of HK$1,000,000,000 at the EGM;

2. the confirmation of such reduction of capital by the Court and the registration by the Registrar of Companies in Hong Kong of an office copy of the Court order and the minute containing the particulars required by Section 61 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong; and

3. the Stock Exchange granting the approval of the listing of, and permission to deal in, the New Shares in issue immediately following the Capital Reorganisation becoming effective.

The Capital Reorganisation will become effective upon the fulfilment of the above conditions. The effective date of the Capital Reorganisation cannot be ascertained at present as it depends on the availability of the date for the hearing of the petition for the confirmation of the reduction of capital by the Court. Further announcement(s) will be made by the Company informing the Shareholders of the effective date of the Capital Reorganisation and, if applicable, the progress and result of the Capital Reorganisation.

ARRANGEMENT FOR FREE EXCHANGE OF CERTIFICATES FOR THE NEW SHARES

On the Capital Reorganisation becoming effective, the Shareholders may submit existing certificates for the Shares to the share registrar of the Company, Central Registration Hong Kong Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for exchange, at the expense of the Company up to four weeks from the effective date of the Capital Reorganisation, for certificates for the New Shares. Any existing certificates for the Shares submitted at any time after four weeks from the effective date of the Capital Reorganisation will only be accepted for exchange upon payment to the Company's share registrar of a fee of HK$2.50 (or such higher amount as may from time to time be allowed by the Stock Exchange) in respect of each certificate. All existing certificates for the Shares and the new certificates for the New Shares will be effective as documents of title for the New Shares and valid for trading, settlement and registration purposes.

In addition to the announcement of the effective date of the Capital Reorganisation, further announcement will be made by the Company for the arrangement for exchanging the existing share certificates for certificates for the New Shares.

The size of each board lot of the New Shares will remain the same as that of the Shares, namely 4,000 per board lot. There will not be any arrangement for parallel trading.

GENERAL MANDATE TO ISSUE NEW SHARES

Although there exists a valid general mandate to the Board to issue the Shares, such mandate will no longer be applicable once the Shares are replaced by the New Shares as a result of the Capital Reorganisation. Accordingly, subject to the Capital Reorganisation becoming effective, the Board will also seek the approval by way of ordinary resolution of the Shareholders at the EGM for the grant of a general mandate to issue New Shares not exceeding 20 per cent. of the share capital of the Company after the Capital Reorganisation becomes effective.

EGM

Set out on pages 9 to 11 of this circular is a notice of the EGM at which resolutions will be proposed for the Shareholders to approve (i) the reduction of capital and the consequent increase of the authorised share capital of the Company to its original amount and (ii) the general mandate to issue the New Shares.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not a Shareholder is able to attend the EGM in person, he or she is requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and, in any event, not less than 48 hours before the time appointed for the holding of the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude a Shareholder from attending and voting in person at the EGM if he or she so wishes. In the event that a Shareholder attends the EGM after having lodged the form of proxy at the Company's registered office, his or her form of proxy will be deemed to have been revoked.

LISTING AND DEALINGS

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the New Shares.

Subject to the granting of, and permission to deal in, the New Shares on the Stock Exchange, the New Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

RECOMMENDATION

The Board believes that the Capital Reorganisation and the general mandate to issue the New Shares will be beneficial to the Company and its Shareholders as a whole and, accordingly, recommends the Shareholders to vote in favour of the special resolution and the ordinary resolution set out in the notice convening the EGM.

By Order of the Board
e-New Media Company Limited
Joseph LEUNG Wing-kong
Chairman

enewmedia

e-NEW MEDIA COMPANY LIMITED

安 寧 數 碼 科 技 有 限 公 司

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of e-New Media Company Limited 安寧數碼科技有限公司 (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Thursday, 11th July, 2002 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions the first of which will be proposed as a special resolution and the remainder will be proposed as an ordinary resolution:

SPECIAL RESOLUTION

1. **"THAT**

    (a) the authorised share capital of the Company be reduced from HK$1,000,000,000 divided into 2,000,000,000 ordinary shares of HK$0.50 each to HK$20,000,000 divided into 2,000,000,000 ordinary shares of HK$0.01 each and that such reduction be effected by cancelling paid up capital to the extent of HK$0.49 upon each of the 1,650,658,676 ordinary shares in issue as at 10th June, 2002 (being the latest practicable date prior to the printing of this notice) and any further ordinary shares which may be issued prior to the date on which the petition for the confirmation of the reduction herein is heard by the High Court of the Hong Kong Special Administrative Region and by reducing the nominal value of all the issued and unissued ordinary shares in the capital of the Company from HK$0.50 to HK$0.01 per ordinary share; and

    (b) subject to and forthwith upon such reduction of capital taking effect, the authorised share capital of the Company be increased to its former amount of HK$1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of HK$0.01 each."

ORDINARY RESOLUTION

2. **"THAT,** subject to and forthwith upon the proposed reduction of capital referred to in the Special Resolution contained in the Notice convening this Meeting taking effect,

    (a) subject to the passing of the ordinary resolution at the Annual General Meeting of the Company held on 14th June, 2002 granting to the Board of Directors of the Company a general mandate to allot, issue and deal with the ordinary shares of HK$0.50 each of the Company, such mandate be and is hereby revoked but without prejudice to the exercise of the powers by the Board of Directors of the Company pursuant to such mandate prior to the date on which this Resolution becomes effective;

(b)   subject to paragraph (c) below, the exercise by the Board of Directors of the Company during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to allot, issue and deal with additional ordinary shares of HK$0.01 each in the capital of the Company and to make or grant, whether conditionally or unconditionally, offers, agreements and options (including warrants, bonds, debentures, notes and any securities which carry rights to subscribe for or are convertible into the ordinary shares of the Company) which will or may require the exercise of such powers be and are hereby generally and unconditionally approved;

(c)   the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted and issued by the Board of Directors of the Company (whether pursuant to an option or otherwise) pursuant to the mandate in paragraph (b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) below); or (ii) an issue of the ordinary shares of the Company under any option scheme or similar arrangement for the grant or issue to the employees of the Company or any of its subsidiaries of the ordinary shares of the Company or rights to acquire the ordinary shares of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the mandate granted under paragraph (b) above shall be limited accordingly; and

(d)   for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(1)   the conclusion of the next Annual General Meeting of the Company;

(2)   the expiration of the period within which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held; and

(3)   the revocation or variation of the authority given under this Resolution by an ordinary resolution passed at a general meeting of the Company; and

"Rights Issue" means an offer of the ordinary shares of the Company open for a period fixed by the Board of Directors of the Company to the holders of the ordinary shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares, subject to such exclusions or other arrangements as the Board of Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

By Order of the Board
e-New Media Company Limited
CHENG Pui-man
Company Secretary

Hong Kong, 13th June, 2002

Registered office:
Suite 1502,
Chinachem Golden Plaza,
77 Mody Road,
Tsimshatsui East,
Kowloon, Hong Kong

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the Extraordinary General Meeting is enclosed. Whether or not you intend to attend the Extraordinary General Meeting in person, you are urged to complete and return the form of proxy in accordance with the instructions printed thereon. Completion and return of the form of proxy will not preclude you from attending the Extraordinary General Meeting in person if you so wish. In that event, your completed form of proxy will be deemed to have been revoked.

3. To be valid, the form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the registered office of the Company at Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or any adjournment thereof.

4. Where there are joint registered holders of any share, any one of such holders may vote at the Extraordinary General Meeting either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Extraordinary General Meeting personally or by proxy, that one of such holders so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall be deemed joint holders thereof.

註冊辦事處：
香港九龍
尖沙咀東部
麼地道77號
華懋廣場
1502室

附註：

1. 凡有權出席股東特別大會及於會上投票之股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。

2. 隨附股東特別大會適用之代表委任表格。無論 閣下能否親自出席股東特別大會，務請按照代表委任表格上所印列之指示盡快填妥及交回代表委任表格。填妥及交回代表委任表格後，閣下仍可親自出席股東特別大會，而於該情況下，填妥之代表委任表格將視為撤銷。

3. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件副本，最遲需於股東特別大會或其任何續會指定舉行時間四十八小時前送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場1502室，方為有效。

4. 如屬股份之聯名股份持有人，任何一名該等持有人均可親自或委派代表就有關股份於股東特別大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位聯名持有人親自或委派代表出席股東特別大會，則僅在本公司股東名冊內排名列首位之有關股份持有人方有權就該等股份投票。任何股份之已故股東其多名執行人員或管理人將視為股份聯名持有人。

(b) 在下文(c)段規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文(d)段)行使本公司一切權力，以配發、發行及處理本公司股本每股面值0.01港元之額外普通股，以及作出或授予(不論是有條件或無條件)可能須行使該權力之售股建議、協議及購股權(包括認股權證、債券、債權證、票據及任何附有認購或可轉換為本公司普通股之證券)；

(c) 本公司董事會根據上文(b)段之批准所配發、發行及處理或有條件或無條件同意配發及發行(不論是否根據購股權或以其他方式進行)本公司股本中總面值，除根據(i)供股(定義見下文(d)段)；或(ii)根據有關授出或發行本公司普通股予本公司或其任何附屬公司僱員之任何購股權計劃或類似安排或認購本公司普通股之權力而發行之本公司普通股，不得超過通過本決議案日期本公司已發行股本之總面值20%，而根據上文(b)段授出之授權將因此受到限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列較早之日期止之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 法例或本公司之公司細則規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(3) 於股東大會上通過普通決議案撤銷或修訂本決議案授予的權力之日。

「供股」指在本公司董事會所訂定之期間內，並按照其當時之持股比例，向載列於某一指定記錄日期名列本公司股東名冊內之本公司普通股持有人配售新股之建議(惟本公司董事會有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」


承董事會命

安寧數碼科技有限公司

公司秘書

鄭佩敏


香港，二零零二年六月十三日

enewmedia
e-NEW MEDIA COMPANY LIMITED
安 寧 數 碼 科 技 有 限 公 司
（於香港註冊成立的有限公司）

.

茲通告e-New Media Company Limited安寧數碼科技有限公司（「本公司」），謹訂於二零零二年七月十一日（星期四）上午十時正假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東特別大會，藉此考慮及酌情通過（不論有否修訂）以下決議案，第一項決議案以特別決議案之方式提呈，而餘下決議案則以普通決議案之方式提呈：

特 別 決 議 案

1. 「**動議**：

    (a) 將本公司法定股本將由1,000,000,000港元（分為2,000,000,000股每股面值0.50港元之普通股）削減至20,000,000港元（分為2,000,000,000股每股面值0.01港元之普通股），其將二零零二年六月十日（即本通告付印前最後實際可行日期）已發行普通股1,650,658,676股股份，及香港特別行政區高等法院聆訊確認本文所述削減股本之呈請日期前可能發行之任何其他普通股之已繳足股本每股註銷0.49港元，同時將本公司股本中所有已發行及尚未發行之普通股面值由每股普通股0.50港元削減至0.01港元；及

    (b) 待及緊隨該削減股本生效後，藉增設額外98,000,000,000股每股面值0.01港元之普通股，將本公司法定股本增加至原來金額1,000,000,000港元。」

普 通 決 議 案

2. 「**動議**待及緊隨召開本大會之通告所載特別決議案所述削減股本建議生效後

    (a) 待於二零零二年六月十四日舉行之本公司股東週年大會上，通過普通決議案授予本公司董事會配發、發行及處理本公司每股面值0.50港元之一般授權，該授權將被撤銷，但並不影響於本決議案生效日期前，本公司董事會根據該授權行使權力；

推薦建議

董事會相信，股本重組及發行新股份之一般授權將對本公司及其股東整體有利，因此推薦股東投票贊成召開股東特別大會通告載列之特別決議案及普通決議案。

此致

列位股東 台照

承董事會命
安寧數碼科技有限公司
主席
梁榮江

香港，二零零二年六月十三日

發行新股份之一般授權

雖然董事會現時就發行股份，具備有效一般授權，但當股本重組生效後，股份將由新股份所取代，而該授權亦將不再適用。因此，董事會亦尋求於股東特別大會上獲股東以普通決議案之方式批准授予一般授權，可於股本重組生效後，發行不超過本公司股本20%之新股份，惟須待股本重組生效，始可作實。

股東特別大會

股東特別大會將提呈決議案，藉以讓股東批准(i)削減股本及其後增加本公司之法定股本至其原來金額，及(ii)發行新股份之一般授權。股東特別大會通告載於本通函第9至11頁。

本通函隨附股東特別大會適用之代表委任表格。股東無論能否親自出席股東特別大會，均須按照代表委任表格上所印列之指示盡快填妥及交回本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場1502室，惟在任何情況下，最遲須於股東特別大會或其任何續會指定舉行四十八小時前交回。填妥及交回代表委任表格後，股東仍可出席股東特別大會及於會上投票。倘股東於交回代表委任表格予本公司註冊辦事處後出席股東特別大會，其代表委任表格將視為撤銷。

上市及買賣

本公司將向聯交所上市委員會申請新股份之上市及買賣。

待新股份獲准在聯交所上市及買賣後，新股份將獲香港結算接納為合資格證券，自其在聯交所開始買賣日期或香港結算決定之其他日期起，可於中央結算系統寄存、結算及交收。於任何交易日聯交所參與者進行交易之交收，須於其後第二個交易日在中央結算系統內進行。所有在中央結算系統內進行之活動必須遵守不時生效之中央結算系統一般規則及中央結算系統運作程序。

股本重組之條件

股本重組須待達成下列條件後，方可作實：

1. 股東特別大會上通過特別決議案批准股本重組涉及之削減股本，以及其後將本公司法定股本增至原來之數額1,000,000,000港元；

2. 法院確認削減股本，並將法院之法令官式文本及載有香港法例第32章公司條例第61條所規定詳情之會議記錄送呈香港公司註冊處登記；及

3. 聯交所批准緊隨股本重組生效後之已發行新股份上市及買賣。

股本重組將於上述條件達成後，方始生效。股本重組之生效日期目前尚未能確定，須視乎法院排期聆訊確認削減股本之呈請而定。本公司將另行發出公佈，知會股東有關股本重組之生效日期及（如適用）股本重組之進展及結果。

免費換領新股票之安排

在股本重組生效後，股東可由股本重組生效日期起計四個星期內，將股份之現有股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1717-1716室，以換領新股票，而有關開支由本公司支付。於股本重組生效日期起四個星期後之任何時間交回任何股份之現有股票，須就每張股票向本公司之股份過戶登記處支付2.50港元（或聯交所不時容許之該等最高金額）之費用後，才可換領新股票。股份之所有現有股票及新股份之股票仍將為新股份所有權之有效憑證，可用作買賣、交收及登記之用。

除公佈股本重組之生效日期外，本公司將就現有股票換領新股份之股票之安排，另行發表公佈。

新股份與股份之每手買賣單位相同，即每手4,000股。本公司將不會安排同時買賣安排。

例。股本重組不會涉及減低本公司未繳股本之任何負債,亦不會導致向股東退回任何繳足股本。董事會相信,除進行股本重組所產生之開支外,股本重組對本公司或本集團之財務狀況不會有任何重大不利影響。

按最後實際可行日期可得之資料,股本重組對本公司法定股本及其股東資金之組成部分之影響載列如下:

	於二零零二年四月三十日股本重組前未經審核結餘(根據本公司未經審核管理賬目)(千港元)	於股本重組生效後未經審核結餘(千港元)
法定股本:		
2,000,000,000股股份	1,000,000	
100,000,000,000股新股份(於股本重組生效後)		1,000,000
股東資金:		
已發行股本		
1,650,658,676股股份	825,329	
1,650,658,676股新股份(於股本重組生效後)		16,506
股份溢價	1,189,721	1,189,721
資本贖回儲備	478	478
特殊資本儲備		808,823
於二零零一年十二月三十一日本公司累計虧損(經審核)	(952,164)	(952,164)
截至二零零二年四月三十日止四個月本公司虧損(未經審核)	(19,137)	(19,137)
	1,044,227	1,044,227

股本重組

於最後實際可行日期，本公司之法定股本為1,000,000,000港元，分為2,000,000,000股股份，其中1,650,658,676股股份為已發行及繳足。建議削減股本將會令本公司之法定股本由1,000,000,000港元削減至20,000,000港元，及將透過註銷股本之方式，使於最後實際可行日期已發行之1,650,658,676股股份，及於法院聆訊確認削減股本之呈請日期前可能發行之任何其他股份，其繳足股本之每股面值0.49港元註銷，同時將所有股份面值由每股0.50港元削減至0.01港元。假設於最後實際可行日期後再無發行任何其他股份，則股本重組涉及之削減股本將產生約808,822,751港元之溢價。該溢價將轉撥至本公司設立之特殊資本儲備賬目，其用途須受法院施加之條件限制。

作為股本重組之其他部分，待削減股本生效後，本公司法定股本將藉增設98,000,000,000股新股份，即時使法定股本由20,000,000港元（分為2,000,000,000股新股份）回復至原來之1,000,000,000港元。

於回復本公司法定股本生效後及根據於最後實際可行日期已發行股份1,650,658,676股計算，本公司之法定股本將為1,000,000,000港元，分為100,000,000,000股新股份，其中1,650,658,676股新股份為已發行及入賬列為繳足。

股本重組之原因

自二零零一年七月五日以來，股份在聯交所以低於面值0.50港元之價格買賣。於緊接該公佈刊發日期前一個交易日，股份之收市價為每股0.32港元。於二零零二年六月十日，即最後實際可行日期，股份之收市價為每股0.305港元。根據香港法例第32章公司條例，禁止本公司以低於面值之折讓價發行股份，除非（其中包括）獲得股東通過決議案授權及法院批准。

為使本公司日後在合適情況下能夠發行新股份（不論作為收購代價、籌集資金或作其他用途），以及避免按折讓價發行股份所需之繁複法定程序及時間，故此董事會建議股本重組，並認為此舉符合本公司及各股東整體之最佳利益。

股本重組之影響

除股本重組之有關開支（預期約為1,000,000港元）外，進行股本重組本身不會影響本公司之實質資產或負債、業務營運或管理，亦不會影響股東於本公司及於本集團之權益比

enewmedia

e-NEW MEDIA COMPANY LIMITED

安 寧 數 碼 科 技 有 限 公 司

(於香港註冊成立的有限公司)

執行董事：
梁榮江 (主席)
吳智明 (行政總裁)
姜瑞良
梁煒才

註冊辦事處：
香港九龍
尖沙咀東部
麼地道77號
華懋廣場1502室

獨立非執行董事：
趙承汾
劉偉檳

敬啟者：

削 減 股 本
以 調 整 股 份 面 值 之 建 議
及
發 行 股 份 之 一 般 授 權

緒言

按二零零二年五月二十七日所發表之該公佈，董事會知會公眾人士，有意向股東提呈股本重組建議，涉及以削減股本之方式，將股份面值由每股0.50港元削減至每股0.01港元，及使本公司法定股本立即回復其原定金額1,000,000,000港元。建議削減股本將引致本公司之法定股本由1,000,000,000港元削減至20,000,000港元。因削減股本而產生之溢價將轉撥至本公司之特殊資本儲備賬目，其用途須受法院施加之條件限制。待削減本公司股本生效，本公司法定股本將藉增設98,000,000,000股每股面值0.01港元之新股份，即時回復其原定金額1,000,000,000港元。股本重組須待 (其中包括) 股東批准及法院確認削減本公司股本後，方可作實。

誠如該公佈所載，寄發本通函予股東，旨在為彼等提供有關股本重組之其他詳情，以及召開股東特別大會考慮及酌情以特別決議案方式批准股本重組，以及以普通決議案方式批准發行新股份之一般授權。

「股份」	指	本公司現有股本中每股面值0.50港元之普通股
「股東」	指	股份持有人，或於股本重組生效後，新股份之持有人
「聯交所」	指	香港聯合交易所有限公司

釋　義

於本通函內，除文義另有所指外，下列詞彙之涵義載列於其旁邊：

「該公佈」	指	本公司於二零零二年五月二十七日就股本重組發表之公佈
「董事會」	指	本公司之董事會
「股本重組」	指	本公司建議以削減股本方式將股份面值由0.50港元調整至0.01港元，其後並將本公司之法定股本回復至1,000,000,000港元，詳情載於本通函第4頁「股本重組」一節
「中央結算系統」	指	香港結算設立及管理之中央結算及交收系統
「本公司」	指	e-New Media Company Limited安寧數碼科技有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「法院」	指	香港高等法院
「股東特別大會」	指	本公司將於二零零二年七月十一日星期四上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行之股東特別大會及其任何續會，以批准股本重組及發行新股份之一般授權，大會通告載於本通函第9至11頁
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「最後實際可行日期」	指	二零零二年六月十日，即本通函付印前為確定其所載若干資料之最後實際可行日期
「新股份」	指	於股本重組生效後設立之本公司股本中每股面值0.01港元之普通股

目　錄

此乃要件　請即處理

閣下如對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出所有名下之安寧數碼科技有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

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enewmedia

e-NEW MEDIA COMPANY LIMITED

安寧數碼科技有限公司

(於香港註冊成立的有限公司)

削減股本
以調整股份面值之建議
及
發行股份之一般授權

上述公司將於二零零二年七月十一日星期四上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東特別大會，大會通告載於本通函第9至11頁。附奉股東特別大會適用之代表委任表格。無論　閣下能否出席股東特別大會，務請盡快按隨附之代表委任表格印列之指示填妥，並交回本公司之註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場1502室，惟在任何情況下，最遲須於股東特別大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可出席股東特別大會或任何續會及於會上投票。

二零零二年六月十三日

enewmedia

e-NEW MEDIA COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

RESULTS OF EXTRAORDINARY GENERAL MEETING RELATING TO RESOLUTION ON THE TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND THE ADOPTION OF THE NEW SHARE OPTION SCHEME

> The resolution approving the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme was passed by the shareholders of the Company at the extraordinary general meeting of the Company held today.

Reference is made to the circular of the Company dated 28th May, 2002 (the "Circular") containing information relating to the Company's proposal for the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme. Unless otherwise specified, the terms used in this announcement shall have the same meaning as defined in the Circular.

The Board is pleased to announce that the resolution approving the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme was passed by the shareholders of the Company at the extraordinary general meeting of the Company held today.

By Order of the Board
JAMES C. NG
Chief Executive Officer

Hong Kong, 14th June, 2002.

Hong Kong Economic Times
17 June 2002

enewmedia

安寧數碼科技有限公司

（於香港註冊成立之有限公司）

有關終止現有購股權計劃及採納新購股權計劃之決議案之股東特別大會結果

> 本公司之股東已在今天舉行之本公司股東特別大會上通過批准終止現有購股權計劃及採納新購股權計劃之決議案。

本公佈茲提述本公司於二零零二年五月二十八日刊發之通函（「通函」），當中載有有關本公司建議終止現有購股權計劃及採納新購股權計劃之資料。除另有註明者外，本公佈所用詞彙與通函所界定者具相同涵義。

董事會欣然宣佈，本公司之股東已在今天舉行之本公司股東特別大會上通過批准終止現有購股權計劃及採納新購股權計劃之決議案。

承董事會命
行政總裁
吳智明

香港，二零零二年六月十四日